Exhibit 99.8

IFRS INR Earning Release

INDEPENDENT AUDITOR’S REPORT

TO THE BOARD OF DIRECTORS OF INFOSYS LIMITED

Report on the Audit of the Interim Condensed Consolidated Financial Statements

Opinion

We have audited the accompanying Interim condensed consolidated financial statements of INFOSYS LIMITED (the “Company”) and its subsidiaries (the Company and its subsidiaries together referred to as the “Group”), which comprise the Condensed Consolidated Balance Sheet as at December 31, 2022, the Condensed Consolidated Statement of Comprehensive Income for the three months and nine months ended on that date, the Condensed Consolidated Statement of Changes in Equity and the Condensed Consolidated Statement of Cash Flows for the nine months ended on that date, and a summary of the significant accounting policies and other explanatory information (hereinafter referred to as the “interim condensed consolidated financial statements”).

In our opinion and to the best of our information and according to the explanations given to us, the aforesaid interim condensed consolidated financial statements give a true and fair view in conformity with International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”), of the consolidated state of affairs of the Group as at December 31, 2022, the consolidated profit and consolidated total comprehensive income for the three months and nine months ended on that date, consolidated changes in equity and its consolidated cash flows for the nine months ended on that date.

Basis for Opinion

We conducted our audit of the interim condensed consolidated financial statements in accordance with the Standards on Auditing (“SA”s) issued by the Institute of Chartered Accountants of India (“ICAI”). Our responsibilities under those Standards are further described in the Auditor’s Responsibilities for the Audit of the interim condensed consolidated financial statements section of our report. We are independent of the Group in accordance with the Code of Ethics issued by the ICAI and we have fulfilled our other ethical responsibilities in accordance with the Code of Ethics. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion on the interim condensed consolidated financial statements.

Management’s Responsibilities for the Interim Condensed Consolidated Financial Statements

The Company’s Board of Directors is responsible for the preparation and presentation of these interim condensed consolidated financial statements that give a true and fair view of the consolidated financial position, consolidated financial performance, consolidated total comprehensive income, consolidated changes in equity and consolidated cash flows of the Group in accordance with IAS 34 as issued by the IASB. The respective Boards of Directors of the companies included in the Group are responsible for maintenance of adequate accounting records for safeguarding assets of the Group and for preventing and detecting frauds and other irregularities; selection and application of appropriate accounting policies; making judgments and estimates that are reasonable and prudent; and design, implementation and maintenance of adequate internal financial controls, that were operating effectively for ensuring the accuracy and completeness of the accounting records, relevant to the preparation and presentation of the respective interim financial statements that give a true and fair view and are free from material misstatement, whether due to fraud or error which have been used for the purpose of preparation of the interim condensed consolidated financial statements by the Directors of the Company, as aforesaid.

In preparing the interim condensed consolidated financial statements, the respective Boards of Directors of the companies included in the Group are responsible for assessing ability of the respective entities to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the respective Boards of Directors either intend to liquidate their respective entities or to cease operations, or has no realistic alternative but to do so.

The respective Boards of Directors of the companies included in the Group are responsible for overseeing the financial reporting process of the Group.

Auditor’s Responsibilities for the Audit of the Interim Condensed Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the interim condensed consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with SAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these interim condensed consolidated financial statements.

As part of an audit in accordance with SAs, we exercise professional judgment and maintain professional scepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the interim condensed consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•	Obtain an understanding of internal financial controls relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the Company’s internal financial controls.
•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Group to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the interim condensed consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
•	Evaluate the overall presentation, structure and content of the interim condensed consolidated financial statements, including the disclosures, and whether the interim condensed consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities within the Group to express an opinion on the interim condensed consolidated financial statements. We are responsible for the direction, supervision and performance of the audit of the financial statements of such entities included in the interim condensed consolidated financial statements of which we are the independent auditors.

Materiality is the magnitude of misstatements in the interim condensed consolidated financial statements that, individually or in aggregate, makes it probable that the economic decisions of a reasonably knowledgeable user of the interim condensed consolidated financial statements may be influenced. We consider quantitative materiality and qualitative factors in (i) planning the scope of our audit work and in evaluating the results of our work; and (ii) to evaluate the effect of any identified misstatements in the interim condensed consolidated financial statements.

We communicate with those charged with governance of the Company and such other entities included in the interim condensed consolidated financial statements of which we are the independent auditors regarding, among other matters, the planned scope and timing of the audit and significant audit findings including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

Place: Bengaluru Date: January 12, 2023	For DELOITTE HASKINS & SELLS LLP Chartered Accountants (Firm's Registration No. 117366W/W-100018) Sanjiv V. Pilgaonkar Partner (Membership No.039826) UDIN: 23039826BGXRXZ4592

INFOSYS LIMITED AND SUBSIDIARIES

Condensed Consolidated Financial Statements under International Financial Reporting Standards (IFRS) in Indian Rupee for the three months and nine months ended December 31, 2022

Index
Condensed Consolidated Balance Sheet
Condensed Consolidated Statement of Comprehensive Income
Condensed Consolidated Statement of Changes in Equity
Condensed Consolidated Statement of Cash Flows
Overview and Notes to the Interim Condensed Consolidated Financial Statements
1. Overview
1.1 Company overview
1.2 Basis of preparation of financial statements
1.3 Basis of consolidation
1.4 Use of estimates and judgments
1.5 Critical accounting estimates and judgments
1.6 Recent accounting pronouncements
2. Notes to the Interim Condensed Consolidated Financial Statements
2.1 Cash and cash equivalents
2.2 Investments
2.3 Financial instruments
2.4 Prepayments and other assets
2.5 Other liabilities
2.6 Provisions and other contingencies
2.7 Property, plant and equipment
2.8 Leases
2.9 Goodwill and Intangible assets
2.10 Business combinations
2.11 Employees' Stock Option Plans (ESOP)
2.12 Income Taxes
2.13 Basic and diluted shares used in computing earnings per equity share
2.14 Related party transactions
2.15 Segment reporting
2.16 Revenue from Operations
2.17 Unbilled Revenue
2.18 Equity
2.19 Break-up of expenses and other income, net

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Balance Sheet as at	Note	December 31, 2022	March 31, 2022
ASSETS
Current assets
Cash and cash equivalents	2.1	11,587	17,472
Current investments	2.2	8,730	6,673
Trade receivables		27,660	22,698
Unbilled revenue	2.17	13,139	11,568
Prepayments and other current assets	2.4	11,213	8,577
Income tax assets	2.12	–	54
Derivative financial instruments	2.3	87	143
Total current assets		72,416	67,185
Non-current assets
Property, plant and equipment	2.7	13,417	13,579
Right-of-use assets	2.8	6,480	4,823
Goodwill	2.9	7,247	6,195
Intangible assets		1,836	1,707
Non-current investments	2.2	12,386	13,651
Unbilled revenue	2.17	1,708	941
Deferred income tax assets	2.12	1,157	1,212
Income tax assets	2.12	6,319	6,098
Other non-current assets	2.4	3,000	2,494
Total non-current assets		53,550	50,700
Total assets		125,966	117,885
LIABILITIES AND EQUITY
Current liabilities
Trade payables		4,788	4,134
Lease liabilities	2.8	1,143	872
Derivative financial instruments	2.3	225	61
Current income tax liabilities	2.12	3,168	2,607
Unearned revenue		7,117	6,324
Employee benefit obligations		2,400	2,182
Provisions	2.6	1,417	975
Other current liabilities	2.5	20,947	16,448
Total current liabilities		41,205	33,603
Non-current liabilities
Lease liabilities	2.8	6,577	4,602
Deferred income tax liabilities	2.12	1,059	1,156
Employee benefit obligations		87	92
Other non-current liabilities	2.5	2,365	2,696
Total liabilities		51,293	42,149
Equity
Share capital - 5 par value 4,800,000,000 (4,800,000,000) equity shares authorized, issued and outstanding 4,170,348,621 (4,193,012,929) equity shares fully paid up, net of 12,568,222 (13,725,712) treasury shares as at December 31, 2022 (March 31, 2022)	2.18	2,086	2,098
Share premium		929	827
Retained earnings		59,203	62,423
Cash flow hedge reserves		(41)	2
Other reserves		10,045	8,339
Capital redemption reserve		150	139
Other components of equity		1,920	1,522
Total equity attributable to equity holders of the Company		74,292	75,350
Non-controlling interests		381	386
Total equity		74,673	75,736
Total liabilities and equity		125,966	117,885

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 12, 2023

Infosys Limited and subsidiaries

(In crore except equity share and per equity share data)

Condensed Consolidated Statement of Comprehensive Income for the	Note	Three months ended December 31,		Nine months ended December 31,
		2022	2021	2022	2021
Revenues	2.16	38,318	31,867	109,326	89,365
Cost of sales	2.19	26,561	21,415	76,342	59,726
Gross profit		11,757	10,452	32,984	29,639
Operating expenses
Selling and marketing expenses	2.19	1,611	1,325	4,591	3,809
Administrative expenses	2.19	1,904	1,643	5,365	4,771
Total operating expenses		3,515	2,968	9,956	8,580
Operating profit		8,242	7,484	23,028	21,059
Other income, net	2.19	769	512	2,030	1,658
Finance cost		80	53	202	150
Profit before income taxes		8,931	7,943	24,856	22,567
Income tax expense	2.12	2,345	2,121	6,882	6,116
Net profit		6,586	5,822	17,974	16,451
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss
Remeasurement of the net defined benefit liability/asset, net		29	(53)	(17)	(72)
Equity instruments through other comprehensive income, net	2.2	1	-	8	41
		30	(53)	(9)	(31)
Items that will be reclassified subsequently to profit or loss
Fair value changes on derivatives designated as cash flow hedge, net		(57)	(7)	(43)	4
Exchange differences on translation of foreign operations		676	(33)	715	91
Fair value changes on investments, net	2.2	48	(77)	(298)	16
		667	(117)	374	111
Total other comprehensive income/(loss), net of tax		697	(170)	365	80

Total comprehensive income		7,283	5,652	18,339	16,531

Profit attributable to:
Owners of the Company		6,586	5,809	17,967	16,425
Non-controlling interests		–	13	7	26
		6,586	5,822	17,974	16,451
Total comprehensive income attributable to:
Owners of the Company		7,268	5,640	18,322	16,506
Non-controlling interests		15	12	17	25
		7,283	5,652	18,339	16,531
Earnings per equity share
Equity shares of par value 5/- each
Basic ()		15.72	13.86	42.85	38.96
Diluted ()		15.70	13.83	42.79	38.88
Weighted average equity shares used in computing earnings per equity share	2.13
Basic (in shares)		4,190,550,470	4,190,865,711	4,192,969,201	4,215,373,286
Diluted (in shares)		4,195,924,920	4,198,923,902	4,199,312,062	4,224,009,404

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 12, 2023

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2021	4,245,146,114	2,124	993	65,397	6,385	111	1,331	10	76,351	431	76,782
Changes in equity for the nine months ended December 31, 2021
Net profit	–	–	–	16,425	–	–	–	–	16,425	26	16,451
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	(72)	–	(72)	–	(72)
Fair value changes on derivatives designated as Cash flow hedge, net*	–	–	–	–	–	–	–	4	4	–	4
Exchange differences on translation of foreign operations	–	–	–	–	–	–	92	–	92	(1)	91
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	41	–	41	–	41
Fair value changes on investments, net*	–	–	–	–	–	–	16	–	16	–	16
Total comprehensive income for the period	–	–	–	16,425	–	–	77	4	16,506	25	16,531
Shares issued on exercise of employee stock options (Refer to note 2.11)	1,824,461	1	13	–	–	–	–	–	14	–	14
Buyback of equity shares (Refer to note 2.18)**	(55,807,337)	(28)	(640)	(10,425)	–	–	–	–	(11,093)	–	(11,093)
Transaction cost relating to buyback*	–	–	–	(26)	–	–	–	–	(26)	–	(26)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(28)	–	28	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	285	–	–	–	–	–	285	–	285
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	19	–	–	–	–	–	19	–	19
Transfer on account of options not exercised	–	–	(1)	1	–	–	–	–	–	–	–
Transferred to other reserves	–	–	–	(2,244)	2,244	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	633	(633)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(79)	(79)
Dividends#	–	–	–	(12,655)	–	–	–	–	(12,655)	–	(12,655)
Balance as at December 31, 2021	4,191,163,238	2,097	669	57,078	7,996	139	1,408	14	69,401	377	69,778

Infosys Limited and subsidiaries

(In crore except equity share data)

Condensed Consolidated Statement of Changes in Equity	Number of Shares(1)	Share capital	Share premium	Retained earnings	Other reserves(2)	Capital redemption reserve	Other components of equity	Cash flow hedge reserve	Total equity attributable to equity holders of the Company	Non-controlling interest	Total equity
Balance as at April 1, 2022	4,193,012,929	2,098	827	62,423	8,339	139	1,522	2	75,350	386	75,736
Impact on adoption of amendment to IAS 37##	–	–	–	(19)	–	–	–	–	(19)	–	(19)
	4,193,012,929	2,098	827	62,404	8,339	139	1,522	2	75,331	386	75,717
Changes in equity for the nine months ended December 31, 2022
Net profit	–	–	–	17,967	–	–	–	–	17,967	7	17,974
Remeasurement of the net defined benefit liability/asset, net*	–	–	–	–	–	–	(17)	–	(17)	–	(17)
Equity instruments through other comprehensive income, net*	–	–	–	–	–	–	8	–	8	–	8
Fair value changes on derivatives designated as cash flow hedge, net*	–	–	–	–	–	–	–	(43)	(43)	–	(43)
Exchange differences on translation of foreign operations	–	–	–	–	–	–	705	–	705	10	715
Fair value changes on investments, net*	–	–	–	–	–	–	(298)	–	(298)	–	(298)
Total comprehensive income for the period	–	–	–	17,967	–	–	398	(43)	18,322	17	18,339
Shares issued on exercise of employee stock options (Refer to note 2.11)	2,499,692	1	22	–	–	–	–	–	23	–	23
Buyback of equity shares (Refer to note 2.18)**	(25,164,000)	(13)	(332)	(5,820)	–	–	–	–	(6,165)	–	(6,165)
Transaction cost relating to buyback*	–	–	(17)	(1)	–	–	–	–	(18)	–	(18)
Amount transferred to capital redemption reserve upon buyback	–	–	–	(11)	–	11	–	–	–	–	–
Transferred on account of options not exercised	–	–	(2)	2	–	–	–	–	–	–	–
Employee stock compensation expense (Refer to note 2.11)	–	–	382	–	–	–	–	–	382	–	382
Income tax benefit arising on exercise of stock options (Refer to note 2.12)	–	–	49	–	–	–	–	–	49	–	49
Transferred to other reserves	–	–	–	(2,575)	2,575	–	–	–	–	–	–
Transferred from other reserves on utilization	–	–	–	869	(869)	–	–	–	–	–	–
Dividends paid to non controlling interest of subsidiary	–	–	–	–	–	–	–	–	–	(22)	(22)
Dividends#	–	–	–	(13,632)	–	–	–	–	(13,632)	–	(13,632)
Balance as at December 31, 2022	4,170,348,621	2,086	929	59,203	10,045	150	1,920	(41)	74,292	381	74,673
*	net of tax
**	Including tax on buyback of 1,165 crore and 1,893 crore for the nine months ended December 31, 2022 and December 31, 2021 respectively.

#	net of treasury shares

##	Impact on account of adoption of amendment to IAS 37 Provisions, Contingent Liabilities and Contingents Assets
(1)	excludes treasury shares of 12,568,222 as at December 31, 2022, 13,725,712 as at April 1, 2022, 14,454,720 as at December 31, 2021, and 15,514,732 as at April 1, 2021, held by consolidated trust.

(2)	Represents the Special Economic Zone Re-investment reserve created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA(1)(ii) of Income Tax Act,1961. The reserve should be utilized by the Group for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA(2) of the Income Tax Act, 1961.

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 12, 2023

Infosys Limited and subsidiaries

Condensed Consolidated Statement of Cash Flows

Accounting Policy

Cash flows are reported using the indirect method, whereby profit for the period is adjusted for the effects of transactions of a non-cash nature, any deferrals or accruals of past or future operating cash receipts or payments and item of income or expenses associated with investing or financing cash flows. The cash flows from operating, investing and financing activities of the Group are segregated. The Group considers all highly liquid investments that are readily convertible to known amounts of cash to be cash equivalents.

(In crore)

Particulars	Note	Nine months ended December 31,
		2022	2021
Operating activities:
Net Profit		17,974	16,451
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization		3,104	2,586
Income tax expense	2.12	6,882	6,116
Finance cost		202	150
Interest and dividend income		(847)	(577)
Exchange differences on translation of assets and liabilities, net		373	31
Impairment loss recognised/(reversed) under expected credit loss model		197	141
Stock compensation expense		386	302
Other adjustments		689	143
Changes in working capital
Trade receivables and unbilled revenue		(7,350)	(6,077)
Prepayments and other assets		(2,498)	(1,182)
Trade payables		644	1,118
Unearned revenue		789	2,097
Other liabilities and provisions		2,474	3,031
Cash generated from operations		23,019	24,330
Income taxes paid		(6,615)	(5,763)
Net cash generated by operating activities		16,404	18,567
Investing activities:
Expenditure on property, plant and equipment and intangibles		(1,805)	(1,533)
Deposits placed with corporation		(904)	(786)
Redemption of deposits placed with Corporation		671	629
Interest and dividend received		777	629
Payment for acquisition of business, net of cash acquired	2.10	(910)	–
Payment of contingent consideration pertaining to acquisition of business		(60)	(53)
Escrow and other deposits pertaining to Buyback		(592)	(420)
Redemption of escrow and other deposits pertaining to Buyback		–	420
Payments to acquire Investments
Quoted debt securities		(1,831)	(3,516)
Liquid mutual fund units		(54,567)	(39,805)
Certificates of deposit		(6,794)	(1,473)
Commercial paper		(2,338)	–
Other investments		(18)	(24)
Proceeds on sale of investments
Equity and preference securities		99	–
Quoted debt securities		2,190	3,528
Liquid mutual fund units		53,546	38,903
Certificates of deposit		7,605	500
Commercial paper		1,300	–
Other investments		–	9
Other payments		–	(22)
Other receipts		57	53
Net cash (used)/generated in investing activities		(3,574)	(2,961)
Financing activities:
Payment of lease liabilities		(866)	(644)
Payment of dividends		(13,633)	(12,655)
Payment of dividends to non-controlling interests of subsidiary		(22)	(79)
Other payments		(360)	(22)
Other receipts		121	209
Buyback of equity shares including transaction costs and tax on buyback		(3,928)	(11,125)
Shares issued on exercise of employee stock options		23	14
Net cash used in financing activities		(18,665)	(24,302)
Net increase/(decrease) in cash and cash equivalents		(5,835)	(8,696)
Effect of exchange rate changes on cash and cash equivalents		(50)	(75)
Cash and cash equivalents at the beginning of the period	2.1	17,472	24,714
Cash and cash equivalents at the end of the period	2.1	11,587	15,943
Supplementary information:
Restricted cash balance	2.1	384	490

The accompanying notes form an integral part of the interim condensed consolidated financial statements.

As per our report of even date attached

for Deloitte Haskins & Sells LLP	for and on behalf of the Board of Directors of Infosys Limited
Chartered Accountants Firm’s Registration No: 117366W/ W-100018

Sanjiv V. Pilgaonkar Partner Membership No. 039826	Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

	Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 12, 2023

Overview and Notes to the Interim Condensed Consolidated Financial Statements

1. Overview

1.1 Company overview

Infosys Limited ('the Company' or Infosys) provides consulting, technology, outsourcing and next-generation digital services, to enable clients to execute strategies for their digital transformation. Infosys strategic objective is to build a sustainable organization that remains relevant to the agenda of clients, while creating growth opportunities for employees and generating profitable returns for investors. Infosys strategy is to be a navigator for our clients as they ideate, plan and execute on their journey to a digital future.

Infosys together with its subsidiaries and controlled trusts is herein after referred to as the "Group".

The Company is a public limited company incorporated and domiciled in India and has its registered office at Electronics City, Hosur Road, Bengaluru -560100, Karnataka, India. The Company has its primary listings on the BSE Ltd. and National Stock Exchange of India Limited. The Company’s American Depositary Shares (ADS) representing equity shares are listed on the New York Stock Exchange (NYSE).

The Group's interim condensed consolidated financial statements are approved for issue by the Company's Board of Directors on January 12, 2023.

1.2 Basis of preparation of financial statements

These interim condensed consolidated financial statements have been prepared in compliance with IAS 34, Interim Financial Reporting as issued by International Accounting Standards Board, under the historical cost convention on accrual basis except for certain financial instruments which have been measured at fair values. Accordingly, these interim condensed consolidated financial statements do not include all the information required for a complete set of financial statements. These interim condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company’s consolidated financial statements under IFRS in Indian rupee for the year ended March 31, 2022. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

As the quarter and year-to-date figures are taken from the source and rounded to the nearest digits, the quarter figures in this statement added up to the figures reported for the previous quarters might not always add up to the year-to-date figures reported in this statement.

1.3 Basis of consolidation

Infosys consolidates entities which it owns or controls. The interim condensed consolidated financial statements comprise the financial statements of the Company, its controlled trusts and its subsidiaries. Control exists when the parent has power over the entity, is exposed, or has rights, to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns. Subsidiaries are consolidated from the date control commences until the date control ceases.

The financial statements of the Group Companies are consolidated on a line-by-line basis and intra-group balances and transactions including unrealized gain / loss from such transactions are eliminated upon consolidation. These financial statements are prepared by applying uniform accounting policies in use at the Group. Non-controlling interests which represent part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the Company, are excluded.

1.4 Use of estimates and judgments

The preparation of the financial statements in conformity with IFRS requires management to make estimates, judgments and assumptions. These estimates, judgments and assumptions affect the application of accounting policies and the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the interim condensed consolidated financial statements and reported amounts of revenues and expenses during the period. Application of accounting policies that require critical accounting estimates involving complex and subjective judgments and the use of assumptions in these financial statements have been disclosed in Note 1.5. Accounting estimates could change from period to period. Actual results could differ from those estimates. Appropriate changes in estimates are made as management becomes aware of changes in circumstances surrounding the estimates. Changes in estimates and judgments are reflected in the financial statements in the period in which changes are made and, if material, their effects are disclosed in the notes to the interim condensed consolidated financial statements.

1.5 Critical accounting estimates and judgments

a. Revenue recognition

The Group’s contracts with customers include promises to transfer multiple products and services to a customer. Revenues from customer contracts are considered for recognition and measurement when the contract has been approved, in writing, by the parties to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. Identification of distinct performance obligations to determine the deliverables and the ability of the customer to benefit independently from such deliverables, and allocation of transaction price to these distinct performance obligations involves significant judgement.

Fixed price maintenance revenue is recognized ratably on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period. Revenue from fixed price maintenance contract is recognized ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of the contract because the services are generally discrete in nature and not repetitive. The use of method to recognize the maintenance revenues requires judgment and is based on the promises in the contract and nature of the deliverables.

The Group uses the percentage-of-completion method in accounting for other fixed-price contracts. Use of the percentage-of-completion method requires the Group to determine the actual efforts or costs expended to date as a proportion of the estimated total efforts or costs to be incurred. Efforts or costs expended have been used to measure progress towards completion as there is a direct relationship between input and productivity. The estimation of total efforts or costs involves significant judgement and is assessed throughout the period of the contract to reflect any changes based on the latest available information.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the Group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore, is acting as a principal or an agent.

Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

b. Income taxes

The Group's two major tax jurisdictions are India and the United States, though the Company also files tax returns in other overseas jurisdictions.

Significant judgments are involved in determining the provision for income taxes, including amount expected to be paid/recovered for uncertain tax positions.

In assessing the realizability of deferred income tax assets, Management considers whether some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable income over the periods in which the deferred income tax assets are deductible, management believes that the group will realize the benefits of those deductible differences. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. (Refer to Note 2.12)

c. Business combinations and intangible assets

Business combinations are accounted for using IFRS 3 (Revised), Business Combinations. IFRS 3 requires us to fair value identifiable intangible assets and contingent consideration to ascertain the net fair value of identifiable assets, liabilities and contingent liabilities of the acquiree. Estimates are required to be made in determining the value of contingent consideration, value of option arrangements and intangible assets. These valuations are conducted by external valuation experts. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by Management (Refer to Note 2.10).

d. Property, plant and equipment

Property, plant and equipment represent a significant proportion of the asset base of the Group. The charge in respect of periodic depreciation is derived after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The useful lives and residual values of Group's assets are determined by Management at the time the asset is acquired and reviewed periodically, including at each financial year end. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. (Refer to Note 2.7).

e. Impairment of Goodwill

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGUs) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGUs which benefit from the synergies of the acquisition and which represent the lowest level at which goodwill is monitored for internal management purposes.

The recoverable amount of CGUs is determined based on higher of value-in-use and fair value less cost to sell. Key assumptions in the cash flow projections are prepared based on current economic conditions and comprises estimated long term growth rates, weighted average cost of capital and estimated operating margins. (Refer to note 2.9)

1.6 Recent accounting pronouncements

New and revised IFRS Standards in issue but not yet effective:

Amendments to IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors	Definition of Accounting Estimates
Amendments to IAS 1 Presentation of Financial Statements	Disclosure of Accounting Policies
Amendments to IAS 12 Income Taxes	Deferred Tax related to Assets and Liabilities arising from a Single Transaction
Amendments to IFRS 16, Leases	Lease Liability in a Sale and Leaseback

Amendments to IAS 8

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 8 Accounting Policies, Changes in Accounting estimates and Errors which introduced a definition of ‘accounting estimates’ and included amendments to IAS 8 to help entities distinguish changes in accounting policies from changes in accounting estimates.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IAS 1

On February 12, 2021 International Accounting Standards Board (IASB) has issued amendments to IAS 1 Presentation of Financial Statements and IFRS Practice Statement 2 Making Materiality Judgements which requires the entities to disclose their material accounting policies rather than their significant accounting policies.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group is in the process of evaluating the impact of the amendment.

Amendments to IAS 12

On May 7, 2021, International Accounting Standards Board (IASB) has issued amendment to IAS 12 Income Taxes which narrowed the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

The effective date for adoption of this amendment is annual periods beginning on or after January 1, 2023, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

Amendments to IFRS 16

On September 22, 2022, International Accounting Standards Board (IASB) has issued amendments to IFRS 16 Leases, which added requirements explaining the subsequent measurement for a sale and leaseback transaction. These amendments will not change the accounting for leases other than those arising in a sale and leaseback transaction.

The effective date for the adoption of this amendment is annual reporting periods beginning on or after January 1, 2024, although early adoption is permitted. The Group has evaluated the amendment and there is no impact on its condensed consolidated financial statements.

2. Notes to the Interim Condensed Consolidated Financial Statements

2.1 Cash and cash equivalents

Cash and cash equivalents consist of the following:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Cash and bank deposits	9,349	13,942
Deposits with financial institutions	2,238	3,530
Total Cash and cash equivalents	11,587	17,472

Cash and cash equivalents as at December 31, 2022 and March 31, 2022 include restricted cash and bank balances of 384 crore and 471 crore, respectively. The restrictions are primarily on account of bank balances held by irrevocable trusts controlled by the Company and bank balances held as margin money deposits against guarantees.

The deposits maintained by the Group with banks and financial institutions comprise of time deposits, which can be withdrawn by the Group at any point without prior notice or penalty on the principal.

2.2 Investments

The carrying value of the investments are as follows:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
(i) Current Investments
Amortized Cost
Quoted debt securities	358	221
Fair Value through profit or loss
Liquid mutual fund units	3,165	2,012
Fair Value through other comprehensive income
Quoted Debt Securities	1,379	1,011
Commercial Papers	1,064	–
Certificate of Deposit	2,764	3,429
Total current investments	8,730	6,673
(ii) Non-current Investments
Amortized Cost
Quoted debt securities	1,757	1,901
Fair Value through other comprehensive income
Quoted debt securities	10,256	11,373
Unquoted equity and preference securities	215	194
Fair Value through profit or loss
Unquoted Preference securities	–	24
Unquoted compulsorily convertible debentures	–	7
Others(1)	158	152
Total non-current investments	12,386	13,651

Total investments	21,116	20,324
Investments carried at amortized cost	2,115	2,122
Investments carried at fair value through other comprehensive income	15,678	16,007
Investments carried at fair value through profit or loss	3,323	2,195

(1)	Uncalled capital commitments outstanding as at December 31, 2022 and March 31, 2022 was 94 crore and 28 crore, respectively.

Refer to note 2.3 for accounting policies on financial instruments.

Method of fair valuation:

(In crore)

Class of investment	Method	Fair value as at
		December 31, 2022	March 31, 2022
Liquid mutual fund units	Quoted price	3,165	2,012
Quoted debt securities- carried at amortized cost	Quoted price and market observable inputs	2,319	2,447
Quoted debt securities- carried at fair value through other comprehensive income	Quoted price and market observable inputs	11,635	12,384
Commercial Paper	Market observable inputs	1,064	–
Certificates of Deposit	Market observable inputs	2,764	3,429
Unquoted equity and preference securities - carried at fair value through other comprehensive income	Discounted cash flows method, Market multiples method, Option pricing model	215	194
Unquoted equity and preference securities - carried at fair value through profit or loss	Discounted cash flows method, Market multiples method, Option pricing model	–	24
Unquoted compulsorily convertible debentures - carried at fair value through profit or loss	Discounted cash flows method	–	7
Others	Discounted cash flows method, Market multiples method, Option pricing model	158	152
Total		21,320	20,649

Note: Certain quoted investments are classified as Level 2 in the absence of active market for such investments.

2.3 Financial instruments

Accounting Policy

2.3.1 Initial recognition

The Group recognizes financial assets and financial liabilities when it becomes a party to the contractual provisions of the instrument. All financial assets and liabilities are recognized at fair value on initial recognition, except for trade receivables which are initially measured at transaction price. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities which are not at fair value through profit or loss, are added to the fair value on initial recognition. Regular way purchase and sale of financial assets are accounted for at trade date.

2.3.2 Subsequent measurement

a. Non-derivative financial instruments

(i) Financial assets carried at amortized cost

A financial asset is subsequently measured at amortized cost if it is held within a business model whose objective is to hold the asset in order to collect contractual cash flows and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

(ii) Financial assets carried at fair value through other comprehensive income (FVOCI)

A financial asset is subsequently measured at fair value through other comprehensive income if it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets and the contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding. The Group has made an irrevocable election for its investments which are classified as equity instruments to present the subsequent changes in fair value in other comprehensive income based on its business model.

(iii) Financial assets carried at fair value through profit or loss (FVTPL)

A financial asset which is not classified in any of the above categories is subsequently fair valued through profit or loss.

(iv) Financial liabilities

Financial liabilities are subsequently carried at amortized cost using the effective interest method, except for contingent consideration and financial liability under option arrangements recognized in a business combination which is subsequently measured at fair value through profit or loss.

b. Derivative financial instruments

The Group holds derivative financial instruments such as foreign exchange forward and option contracts to mitigate the risk of changes in exchange rates on foreign currency exposures. The counterparty for such contracts is generally a bank.

(i) Financial assets or financial liabilities, carried at fair value through profit or loss

This category includes derivative financial assets or liabilities which are not designated as hedges.

Although the Group believes that these derivatives constitute hedges from an economic perspective, they may not qualify for hedge accounting under IFRS 9, Financial Instruments. Any derivative that is either not designated as hedge, or is so designated but is ineffective as per IFRS 9, is categorized as a financial asset or financial liability, at fair value through profit or loss.

Derivatives not designated as hedges are recognized initially at fair value and attributable transaction costs are recognized in net profit in the condensed consolidated statement of comprehensive income when incurred. Subsequent to initial recognition, these derivatives are measured at fair value through profit or loss and the resulting exchange gains or losses are included in other income. Assets/ liabilities in this category are presented as current assets/current liabilities if they are either held for trading or are expected to be realized within 12 months after the Balance Sheet date.

(ii) Cash flow hedge

The Group designates certain foreign exchange forward and options contracts as cash flow hedges to mitigate the risk of foreign exchange exposure on highly probable forecast cash transactions.

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in the net profit in the condensed consolidated statement of comprehensive income. If the hedging instrument no longer meets the criteria for hedge accounting, then hedge accounting is discontinued prospectively. If the hedging instrument expires or is sold, terminated or exercised, the cumulative gain or loss on the hedging instrument recognized in cash flow hedging reserve till the period the hedge was effective remains in cash flow hedging reserve until the forecasted transaction occurs. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the condensed consolidated statement of comprehensive income upon the occurrence of the related forecasted transaction. If the forecasted transaction is no longer expected to occur, then the amount accumulated in cash flow hedging reserve is reclassified to net profit in the condensed consolidated statement of comprehensive income.

2.3.3 Derecognition of financial instruments

The Group derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire or it transfers the financial asset and the transfer qualifies for derecognition under IFRS 9. A financial liability (or a part of a financial liability) is derecognized from the Group's Balance Sheet when the obligation specified in the contract is discharged or cancelled or expires.

2.3.4 Fair value of financial instruments

In determining the fair value of its financial instruments, the Group uses a variety of methods and assumptions that are based on market conditions and risks existing at each reporting date. The methods used to determine fair value include discounted cash flow analysis, available quoted market prices and dealer quotes. All methods of assessing fair value result in general approximation of value, and such value may never actually be realized.

Refer to table 'Financial instruments by category' below for the disclosure on carrying value and fair value of financial assets and liabilities. For financial assets and liabilities maturing within one year from the Balance Sheet date and which are not carried at fair value, the carrying amounts approximate fair value due to the short maturity of these instruments.

2.3.5 Impairment

The Group recognizes loss allowances using the expected credit loss (ECL) model for the financial assets and unbilled revenue which are not fair valued through profit or loss. Loss allowance for trade receivables and unbilled revenues with no significant financing component is measured at an amount equal to lifetime ECL. For all other financial assets, expected credit losses are measured at an amount equal to the 12-month ECL, unless there has been a significant increase in credit risk from initial recognition in which case those are measured at lifetime ECL.

The Group determines the allowance for credit losses based on historical loss experience adjusted to reflect current and estimated future economic conditions. The Group considers current and anticipated future economic conditions relating to industries the Group deals with and the countries where it operates.

The amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recorded is recognized as an impairment gain or loss in condensed consolidated statement of comprehensive income.

Financial instruments by category

The carrying value and fair value of financial instruments by categories as at December 31, 2022 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets / liabilities at fair value through profit or loss		Financial assets / liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	11,587	–	–	–	–	11,587	11,587
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	3,165	–	–	3,165	3,165
Quoted debt securities	2,115	–	–	–	11,635	13,750	13,954(1)
Commercial Papers	–	–	–	–	1,064	1,064	1,064
Certificates of deposit	–	–	–	–	2,764	2,764	2,764
Unquoted equity and preference securities	–	–	–	215	–	215	215
Unquoted investment others	–	–	158	–	–	158	158
Trade receivables	27,660	–	–	–	–	27,660	27,660
Unbilled revenues (Refer to note 2.17)(3)	8,193	–	–	–	–	8,193	8,193
Prepayments and other assets (Refer to note 2.4)	5,379	–	–	–	–	5,379	5,311(2)
Derivative financial instruments	–	–	74	–	13	87	87
Total	54,934	–	3,397	215	15,476	74,022	74,158
Liabilities:
Trade payables	4,788	–	–	–	–	4,788	4,788
Lease liabilities	7,720	–	–	–	–	7,720	7,720
Derivative financial instruments	–	–	192	–	33	225	225
Financial liability under option arrangements (Refer to note 2.5)	–	–	671	–	–	671	671
Other liabilities including contingent consideration (Refer to note 2.5)	17,942	–	94	–	–	18,036	18,036
Total	30,450	–	957	–	33	31,440	31,440

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 68 crore.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

The carrying value and fair value of financial instruments by categories as at March 31, 2022 were as follows:

(In crore)

Particulars	Amortized cost	Financial assets/ liabilities at fair value through profit or loss		Financial assets/liabilities at fair value through OCI		Total carrying value	Total fair value
		Designated upon initial recognition	Mandatory	Equity instruments designated upon initial recognition	Mandatory
Assets:
Cash and cash equivalents (Refer to note 2.1)	17,472	–	–	–	–	17,472	17,472
Investments (Refer to note 2.2)
Liquid mutual fund units	–	–	2,012	–	–	2,012	2,012
Quoted debt securities	2,122	–	–	–	12,384	14,506	14,831(1)
Certificates of deposit	–	–	–	–	3,429	3,429	3,429
Unquoted equity and preference securities	–	–	24	194	–	218	218
Unquoted compulsorily convertible debentures	–	–	7	–	–	7	7
Unquoted investments others	–	–	152	–	–	152	152
Trade receivables	22,698	–	–	–	–	22,698	22,698
Unbilled revenue (Refer to note 2.17)(3)	6,354	–	–	–	–	6,354	6,354
Prepayments and other assets (Refer to note 2.4)	3,972	–	–	–	–	3,972	3,881(2)
Derivative financial instruments	–	–	123	–	20	143	143
Total	52,618	–	2,318	194	15,833	70,963	71,197
Liabilities:
Trade payables	4,134	–	–	–	–	4,134	4,134
Lease liabilities	5,474	–	–	–	–	5,474	5,474
Derivative financial instruments	–	–	58	–	3	61	61
Financial liability under option arrangements (Refer to note 2.5)	–	–	655	–	–	655	655
Other liabilities including contingent consideration (Refer to note 2.5)	15,061	–	123	–	–	15,184	15,184
Total	24,669	–	836	–	3	25,508	25,508

(1)	On account of fair value changes including interest accrued
(2)	Excludes interest accrued on quoted debt securities carried at amortized cost of 91 crore.
(3)	Excludes unbilled revenue for contracts where the right to consideration is dependent on completion of contractual milestones

For trade receivables and trade payables and other assets and payables maturing within one year from the balance sheet date, the carrying amounts approximate fair value due to the short maturity of these instruments.

Fair value hierarchy

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 - Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value hierarchy of assets and liabilities as at December 31, 2022:

(In crore)

Particulars	As at December 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to note 2.2)	3,165	3,165	–	–
Investments in quoted debt securities (Refer to note 2.2)	13,954	10,536	3,418	–
Investments in unquoted equity and preference securities (Refer to note 2.2)	215	–	–	215
Investments in certificates of deposits (Refer to note 2.2)	2,764	–	2,764	–
Investments in commercial paper (Refer to note 2.2)	1,064	–	1,064	–
Investments in unquoted investments others (Refer to note 2.2)	158	–	–	158
Derivative financial instruments - gain on outstanding foreign exchange forward and option contracts	87	–	87	–
Liabilities
Derivative financial instruments - loss on outstanding foreign exchange forward and option contracts	225	–	225	–
Financial liability under option arrangements (Refer to note 2.5)	671	–	–	671
Liability towards contingent consideration (Refer to note 2.5)*	94	–	–	94
*	Discount rate pertaining to contingent consideration ranges from 9% to 14%

During the nine months ended December 31, 2022, quoted debt securities of 974 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 2,688 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

The following table presents fair value hierarchy of assets and liabilities as at March 31, 2022:

(In crore)

Particulars	As at March 31, 2022	Fair value measurement at end of the reporting period using
		Level 1	Level 2	Level 3
Assets
Investments in liquid mutual fund units (Refer to note 2.2)	2,012	2,012	–	–
Investments in quoted debt securities (Refer to note 2.2)	14,831	13,042	1,789	–
Investments in unquoted equity and preference securities (Refer to note 2.2)	218	–	–	218
Investments in certificates of deposits (Refer to note 2.2)	3,429	–	3,429	–
Investments in unquoted compulsorily convertible debentures (Refer to note 2.2)	7	–	–	7
Investments in unquoted investments others (Refer to note 2.2)	152	–	–	152
Derivative financial instruments- gain on outstanding foreign exchange forward and option contracts	143	–	143	–
Liabilities
Derivative financial instruments- loss on outstanding foreign exchange forward and option contracts	61	–	61	–
Financial liability under option arrangements (Refer to note 2.5)	655	–	–	655
Liability towards contingent consideration (Refer to note 2.5)*	123	–	–	123
*	Discount rate pertaining to contingent consideration ranges from 8% to 14.5%

During the year ended March 31, 2022, quoted debt securities of 576 crore were transferred from Level 2 to Level 1 of fair value hierarchy, since these were valued based on quoted price and quoted debt securities of 965 crore were transferred from Level 1 to Level 2 of fair value hierarchy, since these were valued based on market observable inputs.

A one percentage point change in the unobservable inputs used in fair valuation of Level 3 assets and liabilities does not have a significant impact in its value.

Majority of investments of the Group are fair valued based on Level 1 or Level 2 inputs. These investments primarily include investment in liquid mutual fund units, quoted debt securities, certificates of deposit, quoted bonds issued by government and quasi government organizations. The Group invests after considering counterparty risks based on multiple criteria including Tier I Capital, Capital Adequacy Ratio, credit rating, profitability, NPA levels and deposit base of banks and financial institutions. These risks are monitored regularly as per Group’s risk management program.

2.4 Prepayments and other assets

Prepayments and other assets consist of the following:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Current
Rental deposits	38	58
Security deposits	10	7
Loans to employees	278	248
Prepaid expenses(1)	2,784	1,996
Interest accrued and not due	382	362
Withholding taxes and others(1)	2,913	1,941
Advance payments to vendors for supply of goods(1)	90	193
Deposit with corporations*	2,348	2,177
Escrow and other deposits pertaining to buyback (refer to note 2.18) **	592	-
Deferred contract cost(1)#
Cost of obtaining a contract	954	858
Cost of fulfillment	165	91
Net investment in sublease of right of use asset	53	50
Other non financial assets (1)	342	325
Other financial assets	264	271
Total Current prepayment and other assets	11,213	8,577
Non-current
Loans to employees	44	34
Deposit with corporations*	95	33
Rental deposits	226	186
Security deposits	46	47
Withholding taxes and others(1)	685	674
Deferred contract cost(1)#
Cost of obtaining a contract	186	593
Cost of fulfillment	548	309
Prepaid expenses(1)	147	99
Net investment in sublease of right of use asset	320	322
Defined benefit plan assets(1)	20	20
Other financial assets	683	177
Total Non- current prepayment and other assets	3,000	2,494
Total prepayment and other assets	14,213	11,071
Financial assets in prepayments and other assets	5,379	3,972
(1)	Non financial assets

Withholding taxes and others primarily consist of input tax credits and Cenvat recoverable from Government of India.

*	Deposit with corporations represents amounts deposited to settle certain employee-related obligations as and when they arise during the normal course of business.

**	Includes 240 crore towards shares purchased but not settled as of December 31, 2022

#	Includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at December 31, 2022, the financial liability pertaining to such arrangements amounts to 747 crore. During the nine months ended December 31, 2022, 38 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction (Refer to note 2.5)

2.5 Other liabilities

Other liabilities comprise the following:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Current
Accrued compensation to employees	3,536	4,061
Accrued expenses	7,841	7,476
Withholding taxes and others(1)	3,393	2,834
Retention money	14	13
Liabilities of controlled trusts	211	211
Deferred income - government grants(1)	11	11
Accrued defined benefit liability (1)	4	5
Liability towards contingent consideration	94	67
Capital Creditors	388	431
Financial liability relating to buyback * (Refer to note 2.18)	1,616	–
Tax on buyback (1) (Refer to note 2.20)	643	–
Other non-financial liabilities (1)	3	4
Other financial liabilities#	2,522	1,335
Financial liability under option arrangements	671	–
Total current other liabilities	20,947	16,448
Non-current
Liability towards contingent consideration	–	56
Accrued expenses	1,496	946
Accrued defined benefit liability (1)	474	367
Accrued compensation to employees	8	8
Deferred income - government grants(1)	63	64
Deferred income(1)	7	9
Other financial liabilities#	310	580
Other non-financial liabilities(1)	7	11
Financial liability under option arrangements	–	655
Total non-current other liabilities	2,365	2,696
Total other liabilities	23,312	19,144
Financial liabilities included in other liabilities	18,707	15,839
Financial liability towards contingent consideration on an undiscounted basis	100	132
(1)	Non financial liabilities

*	In accordance with IAS 32 Financial Instruments: Presentation, the Company has recorded a financial liability as at December 31, 2022 for the obligation to acquire its own equity shares to the extent of standing instructions provided to its registered broker for the buyback (refer to note 2.18). The financial liability is recognized at the present value of the maximum amount that the Company would be required to pay to the registered broker for buy back, with a corresponding debit in general reserve / retained earnings.

#	Deferred contract cost (Refer to note 2.4) includes technology assets taken over by the Group from a customer as a part of transformation project which is not considered as distinct goods or services and the control related to the assets is not transferred to the Group in accordance with IFRS 15 - Revenue from contract with customers. Accordingly, the same has been considered as a reduction to the total contract value and accounted as Deferred contract cost. The Group has entered into financing arrangements with a third party for these assets. As at December 31, 2022, the financial liability pertaining to such arrangements amounts to 747 crore. During the nine months ended December 31, 2022, 38 crore was settled directly by the third party to the customer on behalf of the Group and accordingly considered as non-cash transaction.

Accrued expenses primarily relates to cost of technical sub-contractors, telecommunication charges, legal and professional charges, brand building expenses, overseas travel expenses and office maintenance.

2.6 Provisions and other contingencies

Accounting Policy

Provisions

A provision is recognized if, as a result of a past event, the Group has a present legal or constructive obligation that is reasonably estimable, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Contingent liability is a possible obligation arising from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability.

Post sales client support

The Group provides its clients with a fixed-period post sales support on its fixed-price, fixed-timeframe contracts. Costs associated with such support services are accrued at the time related revenues are recorded and included in cost of sales. The Group estimates such costs based on historical experience and estimates are reviewed on a periodic basis for any material changes in assumptions and likelihood of occurrence.

Onerous contracts

Provisions for onerous contracts are recognized when the expected benefits to be derived by the Group from a contract are lower than the unavoidable costs of meeting the future obligations under the contract. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract. The provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract. Before a provision is established the Group recognizes any impairment loss on the assets associated with that contract.

Provisions comprise the following:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Provision for post sales client support and other provisions	1,417	975
	1,417	975

Provision for post sales client support represents cost associated with providing post sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 year.

Provision for post sales client support and other provisions is included in cost of sales in the condensed consolidated statement of comprehensive income.

As at December 31, 2022 and March 31, 2022 claims against the Group, not acknowledged as debts, (excluding demands from income tax authorities - Refer to note 2.12) amounted to 691 crore and 640 crore respectively.

Legal proceedings

The Group is subject to legal proceedings and claims, which have arisen in the ordinary course of business. The Group’s management reasonably expects that these legal actions, when ultimately concluded and determined, will not have a material and adverse effect on the Group’s results of operations or financial condition.

2.7 Property, plant and equipment

Accounting Policy

Property, plant and equipment are stated at cost, less accumulated depreciation and impairment, if any. Costs directly attributable to acquisition are capitalized until the property, plant and equipment are ready for use, as intended by Management. The charge in respect of periodic depreciation is derived at after determining an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The Group depreciates property, plant and equipment over their estimated useful lives using the straight-line method. The estimated useful lives of assets are as follows:

Building	22-25 years
Plant and machinery(1)	5 years
Computer equipment	3-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Leasehold improvements	Lower of useful life of the asset or lease term

(1)	Includes solar plant with a useful life of 20 years

Depreciation methods, useful lives and residual values are reviewed periodically, including at each financial year end. The useful lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology.

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of assets not ready to use before such date are disclosed under ‘Capital work-in-progress’. Subsequent expenditures relating to property, plant and equipment is capitalized only when it is probable that future economic benefits associated with these will flow to the Group and the cost of the item can be measured reliably. Repairs and maintenance costs are recognized in the condensed consolidated statement of comprehensive income when incurred. The cost and related accumulated depreciation are eliminated from the financial statements upon sale or retirement of the asset and the resultant gains or losses are recognized in net profit in the condensed consolidated statement of comprehensive income.

Impairment

Property, plant and equipment are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated depreciation) had no impairment loss been recognized for the asset in prior years.

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2022:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2022	1,429	11,328	5,050	8,897	3,328	44	30,076
Additions	–	165	132	348	120	–	765
Deletions*	–	–	(7)	(393)	(18)	–	(418)
Translation difference	–	37	9	43	25	–	114
Gross carrying value as at December 31, 2022	1,429	11,530	5,184	8,895	3,455	44	30,537
Accumulated depreciation as at October 1, 2022	–	(4,308)	(3,864)	(6,360)	(2,587)	(38)	(17,157)
Depreciation	–	(109)	(119)	(343)	(93)	(1)	(665)
Accumulated depreciation on deletions*	–	–	7	392	17	–	416
Translation difference	–	(8)	(8)	(28)	(20)	–	(64)
Accumulated depreciation as at December 31, 2022	–	(4,425)	(3,984)	(6,339)	(2,683)	(39)	(17,470)
Capital work-in progress as at October 1, 2022							483
Carrying value as at October 1, 2022	1,429	7,020	1,186	2,537	741	6	13,402
Capital work-in progress as at December 31, 2022							350
Carrying value as at December 31, 2022	1,429	7,105	1,200	2,556	772	5	13,417

Following are the changes in the carrying value of property, plant and equipment for the three months ended December 31, 2021:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at October 1, 2021	1,410	11,047	5,142	7,834	3,155	44	28,632
Additions	18	60	80	338	30	–	526
Deletions*	–	–	(57)	(138)	(33)	–	(228)
Translation difference	–	16	3	(1)	3	–	21
Gross carrying value as at December 31, 2021	1,428	11,123	5,168	8,033	3,155	44	28,951
Accumulated depreciation as at October 1, 2021	–	(3,884)	(3,795)	(5,693)	(2,312)	(35)	(15,719)
Depreciation	–	(105)	(110)	(274)	(83)	(1)	(573)
Accumulated depreciation on deletions*	–	–	35	139	25	–	199
Translation difference	–	(4)	–	(2)	(3)	–	(9)
Accumulated depreciation as at December 31, 2021	–	(3,993)	(3,870)	(5,830)	(2,373)	(36)	(16,102)
Capital work-in progress as at October 1, 2021							509
Carrying value as at October 1, 2021	1,410	7,163	1,347	2,141	843	9	13,422
Capital work-in progress as at December 31, 2021							495
Carrying value as at December 31, 2021	1,428	7,130	1,298	2,203	782	8	13,344

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2022:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2022	1,429	11,224	4,950	8,527	3,201	44	29,375
Additions - Business Combination (Refer to Note 2.10)	–	–	5	6	3	–	14
Additions	–	308	267	1,016	283	1	1,875
Deletions*	–	–	(43)	(686)	(49)	(1)	(779)
Translation difference	–	(2)	5	32	17	–	52
Gross carrying value as at December 31, 2022	1,429	11,530	5,184	8,895	3,455	44	30,537
Accumulated depreciation as at April 1, 2022	–	(4,100)	(3,677)	(6,034)	(2,452)	(37)	(16,300)
Depreciation	–	(325)	(345)	(968)	(266)	(3)	(1,907)
Accumulated depreciation on deletions*	–	–	42	685	49	1	777
Translation difference	–	–	(4)	(22)	(14)	–	(40)
Accumulated depreciation as at December 31, 2022	–	(4,425)	(3,984)	(6,339)	(2,683)	(39)	(17,470)
Capital work-in progress as at April 1, 2022							504
Carrying value as at April 1, 2022	1,429	7,124	1,273	2,493	749	7	13,579
Capital work-in progress as at December 31, 2022							350
Carrying value as at December 31, 2022	1,429	7,105	1,200	2,556	772	5	13,417

*	During the three months and nine months ended December 31, 2022, certain assets which were old and not in use having gross book value of 275 crore (net book value: Nil) and 504 crore (net book value: Nil), respectively were retired.

Following are the changes in the carrying value of property, plant and equipment for the nine months ended December 31, 2021:

(In crore)

Particulars	Land	Buildings	Plant and machinery	Computer equipment	Furniture and fixtures	Vehicles	Total
Gross carrying value as at April 1, 2021	1,397	10,565	4,963	7,639	3,043	44	27,651
Additions	31	515	266	982	151	–	1,945
Deletions*	–	–	(67)	(595)	(50)	–	(712)
Translation difference	–	43	6	7	11	–	67
Gross carrying value as at December 31, 2021	1,428	11,123	5,168	8,033	3,155	44	28,951
Accumulated depreciation as at April 1, 2021	–	(3,675)	(3,599)	(5,636)	(2,149)	(32)	(15,091)
Depreciation	–	(311)	(313)	(782)	(256)	(4)	(1,666)
Accumulated depreciation on deletions*	–	–	45	595	42	–	682
Translation difference	–	(7)	(3)	(7)	(10)	–	(27)
Accumulated depreciation as at December 31, 2021	–	(3,993)	(3,870)	(5,830)	(2,373)	(36)	(16,102)
Capital work-in progress as at April 1, 2021							1,063
Carrying value as at April 1, 2021	1,397	6,890	1,364	2,003	894	12	13,623
Capital work-in progress as at December 31, 2021							495
Carrying value as at December 31, 2021	1,428	7,130	1,298	2,203	782	8	13,344

*	During the three months and nine months ended December 31, 2021, certain assets which were old and not in use having gross book value of 54 crore (net book value: Nil) and 316 crore (net book value: Nil) respectively, were retired.

The aggregate depreciation expense is included in cost of sales in the condensed consolidated statement of comprehensive income.

The Group had contractual commitments for capital expenditure primarily comprising of commitments for infrastructure facilities and computer equipment aggregating to 740 crore and 1,245 crore as at December 31, 2022 and March 31, 2022, respectively.

2.8 Leases

Accounting Policy

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land, buildings and computers. The Group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group assesses whether: (1) the contract involves the use of an identified asset (2) the Group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the Group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

As a lessee, the Group determines the lease term as the non-cancellable period of a lease adjusted with any option to extend or terminate the lease, if the use of such option is reasonably certain. The Group makes an assessment on the expected lease term on a lease-by-lease basis and thereby assesses whether it is reasonably certain that any options to extend or terminate the contract will be exercised. In evaluating the lease term, the Company considers factors such as any significant leasehold improvements undertaken over the lease term, costs relating to the termination of the lease and the importance of the underlying asset to Infosys’s operations taking into account the location of the underlying asset and the availability of suitable alternatives. The lease term in future periods is reassessed to ensure that the lease term reflects the current economic circumstances.

Certain lease arrangements include options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset.

Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the Cash Generating Unit (CGU) to which the asset belongs.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of these leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2022	622	3,843	14	1,146	5,625
Additions(1)	–	133	2	1,010	1,145
Deletions	–	(10)	–	(97)	(107)
Depreciation	(1)	(170)	(2)	(162)	(335)
Translation difference	3	51	1	97	152
Balance as of December 31, 2022	624	3,847	15	1,994	6,480

(1)	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the three months ended December 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of October 1, 2021	629	3,738	16	216	4,599
Additions(1)	–	238	2	189	429
Deletions	–	(64)	–	(17)	(81)
Depreciation	(2)	(167)	(2)	(38)	(209)
Translation difference	2	(3)	(1)	(3)	(5)
Balance as of December 31, 2021	629	3,742	15	347	4,733

(1)	Net of adjustments on account of modifications

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2022:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2022	628	3,711	16	468	4,823
Additions(1)	–	619	6	2,004	2,629
Deletions	–	(12)	–	(250)	(262)
Depreciation	(4)	(500)	(7)	(320)	(831)
Translation difference	–	29	–	92	121
Balance as of December 31, 2022	624	3,847	15	1,994	6,480

(1)	Net of adjustments on account of modifications and lease incentives

Following are the changes in the carrying value of right of use assets for the nine months ended December 31, 2021:

(In crore)

Particulars	Category of ROU asset				Total
	Land	Buildings	Vehicles	Computers
Balance as of April 1, 2021	630	3,984	19	161	4,794
Additions(1)	–	302	3	289	594
Deletions	–	(70)	–	(35)	(105)
Depreciation	(5)	(487)	(7)	(67)	(566)
Translation difference	4	13	–	(1)	16
Balance as of December 31, 2021	629	3,742	15	347	4,733

(1)	Net of adjustments on account of modifications

The aggregate depreciation expense on ROU assets is included in cost of sales in the condensed consolidated statement of comprehensive income.

The following is the break-up of current and non-current lease liabilities as of December 31, 2022 and March 31, 2022:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Current lease liabilities	1,143	872
Non-current lease liabilities	6,577	4,602
Total	7,720	5,474

2.9 Goodwill and Intangible assets

2.9.1 Goodwill

Accounting Policy

Goodwill represents the purchase consideration in excess of the Group's interest in the net fair value of identifiable assets, liabilities and contingent liabilities of the acquired entity. When the net fair value of the identifiable assets, liabilities and contingent liabilities acquired exceeds the purchase consideration, the fair value of net assets acquired is reassessed and the bargain purchase gain is recognized immediately in the net profit in the Statement of Comprehensive Income. Goodwill is measured at cost less accumulated impairment losses.

Impairment

Goodwill is tested for impairment on an annual basis and whenever there is an indication that the recoverable amount of a cash generating unit (CGU) is less than its carrying amount. For the impairment test, goodwill is allocated to the CGU or groups of CGU’s which benefit from the synergies of the acquisition and which represents the lowest level at which goodwill is monitored for internal management purposes. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Impairment occurs when the carrying amount of a CGU including the goodwill, exceeds the estimated recoverable amount of the CGU. The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value-in-use. Value-in-use is the present value of future cash flows expected to be derived from the CGU. Key assumptions in the cash flow projections are prepared based on current economic conditions and includes estimated long term growth rates, weighted average cost of capital and estimated operating margins.

Total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU. An impairment loss on goodwill is recognized in net profit in the Statement of Comprehensive Income and is not reversed in the subsequent period.

Following is a summary of changes in the carrying amount of goodwill:

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Carrying value at the beginning	6,195	6,079
Goodwill on acquisitions (Refer to note 2.10)	630	-
Translation differences	422	116
Carrying value at the end	7,247	6,195

For the purpose of impairment testing, goodwill acquired in a business combination is allocated to the CGU or groups of CGUs, which benefit from the synergies of the acquisition.

2.9.2 Intangible assets

Accounting Policy

Intangible assets are stated at cost less accumulated amortization and impairment. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, from the date that they are available for use. The estimated useful life of an identifiable intangible asset is based on a number of factors including the effects of obsolescence, demand, competition, and other economic factors (such as the stability of the industry and known technological advances), and the level of maintenance expenditures required to obtain the expected future cash flows from the asset. Amortization methods and useful lives are reviewed periodically including at each financial year end.

Research costs are expensed as incurred. Software product development costs are expensed as incurred unless technical and commercial feasibility of the project is demonstrated, future economic benefits are probable, the group has an intention and ability to complete and use or sell the software and the costs can be measured reliably. The costs which can be capitalized include the cost of material, direct labour, overhead costs that are directly attributable to prepare the asset for its intended use.

Impairment

Intangible assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets. In such cases, the recoverable amount is determined for the CGU to which the asset belongs.

If such assets are considered to be impaired, the impairment to be recognized in net profit in the statement of comprehensive income is measured by the amount by which the carrying value of the assets exceeds the estimated recoverable amount of the asset. An impairment loss is reversed in net profit in the statement of comprehensive income if there has been a change in the estimates used to determine the recoverable amount. The carrying amount of the asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization) had no impairment loss been recognized for the asset in prior years.

2.10 Business combinations

Accounting policy

Business combinations have been accounted for using the acquisition method under the provisions of IFRS 3 (Revised), Business Combinations.

The purchase price in an acquisition is measured at the fair value of the assets transferred, equity instruments issued and liabilities incurred or assumed at the date of acquisition, which is the date on which control is transferred to the Group. The purchase price also includes the fair value of any contingent consideration. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair value on the date of acquisition. Contingent consideration is remeasured at fair value at each reporting date and changes in the fair value of the contingent consideration are recognized in the Condensed Consolidated Statement of Comprehensive Income.

The interest of non-controlling shareholders is initially measured either at fair value or at the non-controlling interests’ proportionate share of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity of subsidiaries.

Business combinations between entities under common control is outside the scope of IFRS 3 (Revised), Business Combinations and is accounted for at carrying value of assets acquired and liabilities assumed.

The payments related to options issued by the Group over the non-controlling interests in its subsidiaries are accounted as financial liabilities and initially recognized at the estimated present value of gross obligations. Such options are subsequently measured at fair value in order to reflect the amount payable under the option at the date at which it becomes exercisable. In the event that the option expires unexercised, the liability is derecognized.

Transaction costs that the Group incurs in connection with a business combination such as finder’s fees, legal fees, due diligence fees, and other professional and consulting fees are expensed as incurred.

Acquisition

Oddity

On April 20, 2022, Infosys Germany GmbH (a wholly-owned subsidiary of Infosys Consulting Pte. Ltd) acquired 100% voting interests in oddity GmbH, oddity Group Services GmbH, oddity Space GmbH, oddity Jungle GmbH, oddity Code GmbH and oddity Waves GmbH (collectively known as oddity), Germany-based digital marketing, experience, and commerce agency. This acquisition is expected to strengthen the Group's creative, branding and experience design capabilities in Germany and across Europe.

The purchase price is allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	49	–	49
Intangible assets –
Customer contracts and relationships#	–	99	99
Deferred tax liabilities on intangible assets	–	(30)	(30)
Total	49	69	118
Goodwill			178
Total purchase price			296

(1)	Includes cash and cash equivalents acquired of 21 crore.
#	The estimated useful life is around 5 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

The purchase consideration of 296 crore includes cash of 251 crore and contingent consideration with an estimated fair value of 45 crore as on the date of acquisition.

At the acquisition date, the key inputs used in determination of the fair value of contingent consideration are the probabilities assigned towards achievement of financial targets and discount rate of 12.5%. The undiscounted value of contingent consideration as of December 31, 2022 was 57 crore. Additionally, this acquisition has retention bonus payable to the employees of the acquiree over three years, subject to their continuous employment with the Group along with achievement of financial targets for the respective years. Bonus is recognized in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired, is 39 crore as of acquisition date and as of December 31, 2022 the amounts are fully collected.

The transaction costs of 4 crore related to the acquisition have been included under administrative expenses in the Condensed Consolidated Statement of Comprehensive Income for the quarter ended June 30, 2022.

BASE life science A/S

On September 01, 2022, Infosys Consulting Pte. Ltd (a wholly-owned subsidiary of Infosys Limited) acquired 100% voting interests in BASE life science A/S, a consulting and technology firm in the life sciences industry in Europe. This acquisition is expected to augment the Group's life sciences expertise, scale its digital transformation capabilities with cloud based industry solutions and expand its presence in Nordics region and across Europe.

The purchase price allocated to assets acquired and liabilities assumed based upon determination of fair values at the date of acquisition as follows:

(In crore)

Component	Acquiree's carrying amount	Fair value adjustments	Purchase price allocated
Net Assets(1)	54	–	54
Intangible assets –
Customer contracts and relationships#	–	175	175
Vendor relationships#	–	30	30
Brand#	–	24	24
Deferred tax liabilities on intangible assets	–	(50)	(50)
Total	54	179	233
Goodwill			452
Total purchase price			685

(1)	Includes cash and cash equivalents acquired of 5 crore.

#	Useful lives are estimated to be in the range of 1 to 6 years

The excess of the purchase consideration paid over the fair value of assets acquired has been attributed to goodwill. The primary items that generated this goodwill are the value of the acquired assembled workforce and estimated synergies, neither of which qualify as an intangible asset.

Goodwill is not tax-deductible.

Additionally, this acquisition has shareholder and employee retention payouts payable to the employees of the acquiree over three years, subject to their continuous employment with the group. Performance and retention bonus is recognised in employee benefit expenses in the Statement of Comprehensive Income over the period of service.

Fair value of trade receivables acquired, is 72 crore as of acquisition date and as of December 31, 2022 the amounts are substantially collected.

The transaction costs of 3 crore related to the acquisition have been included under administrative expenses in the Statement of comprehensive income for the quarter ended September 30, 2022.

2.11 Employees' Stock Option Plans (ESOP)

Accounting Policy

The Group recognizes compensation expense relating to share-based payments in net profit based on estimated fair-values of the awards on the grant date. The estimated fair value of awards is recognized as an expense in net profit in the condensed consolidated statement of comprehensive income on a straight-line basis over the requisite service period for each separately vesting portion of the award as if the award was in-substance, multiple awards with a corresponding increase to share premium.

Infosys Expanded Stock Ownership Program 2019 (the 2019 Plan)

On June 22, 2019 pursuant to the approval by the shareholders in the Annual General Meeting, the Board has been authorized to introduce, offer, issue and provide share-based incentives to eligible employees of the Company and its subsidiaries under the 2019 Plan. The maximum number of shares under the 2019 plan shall not exceed 50,000,000 equity shares. To implement the 2019 Plan, up to 45,000,000 equity shares may be issued by way of secondary acquisition of shares by the Infosys Expanded Stock Ownership Trust. The Restricted Stock Units (RSUs) granted under the 2019 plan shall vest based on the achievement of defined annual performance parameters as determined by the administrator (Nomination and Remuneration Committee). The performance parameters will be based on a combination of relative Total Shareholder Return (TSR) against selected industry peers and certain broader market domestic and global indices and operating performance metrics of the company as decided by administrator. Each of the above performance parameters will be distinct for the purposes of calculation of quantity of shares to vest based on performance. These instruments will generally vest between a minimum of 1 to maximum of 3 years from the grant date.

2015 Stock Incentive Compensation Plan (the 2015 Plan):

On March 31, 2016, pursuant to the approval by the shareholders through postal ballot, the Board was authorized to introduce, offer, issue and allot share-based incentives to eligible employees of the Company and its subsidiaries under the 2015 Plan. The maximum number of shares under the 2015 plan shall not exceed 24,038,883 equity shares (this includes 11,223,576 equity shares which are held by the trust towards the 2011 Plan as at March 31, 2016). The Company expects to grant the instruments under the 2015 Plan over the period of 4 years. The plan numbers mentioned above would further be adjusted for the September 2018 bonus issue.

The equity settled and cash settled RSUs and stock options would vest generally over a period of 4 years and shall be exercisable within the period as approved by the Nomination and Remuneration Committee (NARC). The exercise price of the RSUs will be equal to the par value of the shares and the exercise price of the stock options would be the market price as on the date of grant.

Controlled trust holds 12,568,222 and 13,725,712 shares as at December 31, 2022 and March 31, 2022, respectively under the 2015 plan. Out of these shares 200,000 equity shares each have been earmarked for welfare activities of the employees as at December 31, 2022 and March 31, 2022.

The following is the summary of grants during the three months and nine months ended December 31, 2022 and December 31, 2021:

Particulars	2019 Plan				2015 Plan
	Three months ended December 31,		Nine months ended December 31,		Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021	2022	2021	2022	2021
Equity settled RSUs
Key Managerial Personnel (KMPs)	–	–	176,893	73,962	–	–	287,325	101,697
Employees other than KMPs	3,814	–	374,774	–	48,050	25,270	48,050	25,270
Total Grants	3,814	–	551,667	73,962	48,050	25,270	335,375	126,967

Notes on grants to KMP:

CEO & MD

Based on the recommendations of the Board and the approval of the shareholders at the AGM held on June 25, 2022, Salil Parekh has been reappointed as the CEO and MD of the Company for a term commencing on July 1, 2022 and ending on March 31, 2027. The remuneration is approved by the shareholders in the AGM. The revised employment agreement is effective July 1, 2022.

Under the 2015 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with the terms of his employment agreement effective till June 30, 2022, approved the grant of performance-based RSUs of fair value of 13 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 84,361 performance-based RSU’s were granted effective May 2, 2022.

Further, in line with the shareholders approval and revised employment contract which is effective July 1, 2022, the Board, on July 24, 2022, based on the recommendations of the Nomination and Remuneration Committee:

• Approved the grant of performance-based RSUs (Annual performance equity grant) of fair value of 21.75 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain performance targets. Accordingly, 140,228 performance-based RSU’s were granted effective August 1, 2022.

• Approved the performance-based grant of RSUs (Annual performance equity ESG grant) of fair value of 2 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on achievement of certain environment, social and governance milestones as determined by the Board. Accordingly, 12,894 performance-based RSU’s were granted effective August 1, 2022.

• Approved the performance-based grant of RSUs (Annual performance Equity TSR grant) of fair value of 5 crore for fiscal 2023 under the 2015 Plan. These RSUs will vest in line with the employment agreement based on Company’s performance on cumulative relative TSR over the years and as determined by the Board. Accordingly, 32,236 performance-based RSU’s were granted effective August 1, 2022.

Under the 2019 plan:

The Board, on April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, approved performance-based grant of RSUs amounting to 10 crore for fiscal 2023 under the 2019 Plan. These RSUs will vest in line with the employment agreement effective till June 30, 2022 based on achievement of certain performance targets. Accordingly, 64,893 performance-based RSU’s were granted effective May 2, 2022.

Other KMPs

Under the 2015 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, in accordance with employment agreement, the Board, approved performance-based grant of 5,616 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. The performance based RSUs will vest over three years based on certain performance targets.

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved time based grant of 11,990 RSUs to a KMP under the 2015 Plan. The grants were made effective May 2, 2022. These RSUs will vest over four years.

Under the 2019 plan:

On April 13, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grants of 8,000 RSUs to a KMP under the 2019 plan. The grants were made effective May 2, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

On May 21, 2022, based on the recommendations of the Nomination and Remuneration Committee, the Board, approved performance-based grants of 1,04,000 RSUs to other KMPs under the 2019 plan. The grants were made effective June 1, 2022. These RSUs will vest over three years based on achievement of certain performance targets.

Break-up of employee stock compensation expense

(in crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Granted to:
KMPs#	–	17	41	51
Employees other than KMPs	117	77	345	251
Total (1)	117	94	386	302
(1) Cash settled stock compensation expense included in the above	5	5	4	17

#	Includes reversal of employee stock compensation expense on account of resignation

The fair value of the awards are estimated using the Black-Scholes Model for time and non-market performance based options and Monte Carlo simulation model is used for TSR based options.

The inputs to the model include the share price at date of grant, exercise price, expected volatility, expected dividends, expected term and the risk free rate of interest. Expected volatility during the expected term of the options is based on historical volatility of the observed market prices of the Company's publicly traded equity shares during a period equivalent to the expected term of the options. Expected volatility of the comparative company have been modelled based on historical movements in the market prices of their publicly traded equity shares during a period equivalent to the expected term of the options. Correlation coefficient is calculated between each peer entity and the indices as a whole or between each entity in the peer group.

The fair value of each equity settled award is estimated on the date of grant using the following assumptions:

Particulars	For options granted in
	Fiscal 2023- Equity Shares-RSU	Fiscal 2023- ADS-RSU	Fiscal 2022- Equity Shares-RSU	Fiscal 2022- ADS-RSU
Weighted average share price () / ($ ADS)	1,525	19.01	1,791	24.45
Exercise price ()/ ($ ADS)	5.00	0.07	5.00	0.07
Expected volatility (%)	23-32	28-34	20-35	25-36
Expected life of the option (years)	1-4	1-4	1-4	1-4
Expected dividends (%)	2-3	2-3	2-3	2-3
Risk-free interest rate (%)	5-7	2-5	4-6	1-3
Weighted average fair value as on grant date () / ($ ADS)	1,283	14.40	1,548	20.82

The expected life of the RSU/ESOP is estimated based on the vesting term and contractual term of the RSU/ESOP, as well as expected exercise behavior of the employee who receives the RSU/ESOP.

2.12 Income Taxes

Accounting policy

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in net profit in the Consolidated Statement of Comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity or other comprehensive income. Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date. Deferred income tax assets and liabilities are recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred income tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted by the Balance Sheet date and are expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of changes in tax rates on deferred income tax assets and liabilities is recognized as income or expense in the period that includes the enactment or the substantive enactment date. A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized. Deferred income taxes are not provided on the undistributed earnings of subsidiaries and branches where it is expected that the earnings of the subsidiary or branch will not be distributed in the foreseeable future.

The Group offsets current tax assets and current tax liabilities, where it has a legally enforceable right to set off the recognized amounts and where it intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full financial year. Tax benefits of deductions earned on exercise of employee share options in excess of compensation charged to income are credited to equity.

Income tax expense in the consolidated statement of comprehensive income comprises:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Current taxes
Domestic taxes	1,598	1,471	5,142	4,319
Foreign taxes	597	592	1,885	1,667
	2,195	2,063	7,027	5,986
Deferred taxes
Domestic taxes	242	116	267	339
Foreign taxes	(92)	(58)	(412)	(209)
	150	58	(145)	130
Income tax expense	2,345	2,121	6,882	6,116

Income tax expense for the three months ended December 31, 2022 and December 31, 2021 includes reversal (net of provisions) of 76 crore and provision (net of reversals) of 7 crore, respectively. Income tax expense for the nine months ended December 31, 2022 and December 31, 2021 includes reversal (net of provisions) of 36 crore and 26 crore, respectively. These provisions and reversals pertaining to prior periods are primarily on account of adjudication of certain disputed matters, upon filing of tax return and completion of assessments, across various jurisdictions.

Deferred income tax for the three months and nine months ended December 31, 2022 and December 31, 2021 substantially relates to origination and reversal of temporary differences.

The Company’s Advanced Pricing Arrangement (APA) with the Internal Revenue Service (IRS) for US branch income tax expired in March 2021. The Company has applied for renewal of APA and currently the US taxable income is based on the Company’s best estimate determined based on the expected value method.

As at December 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,051 crore. As at March 31, 2022, claims against the Group not acknowledged as debts from the Income tax authorities amounted to 4,001 crore.

The amount paid to statutory authorities against the tax claims amounted to 6,546 crore and 5,996 crore as at December 31, 2022 and March 31, 2022, respectively.

The claims against the group primarily represent demands arising on completion of assessment proceedings under the Income Tax Act, 1961. These claims are on account of multiple issues of disallowances such as disallowance of profits earned from STP Units and SEZ Units, disallowance of deductions in respect of employment of new employees under section 80JJAA, disallowance of expenditure towards software being held as capital in nature, payments made to Associated Enterprises held as liable for withholding of taxes.

These matters are pending before various Appellate Authorities and the Management including its tax advisors expect that its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Group's financial position and results of operations.

2.13 Basic and diluted shares used in computing earnings per equity share

Accounting Policy

Basic earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares outstanding during the period. Diluted earnings per equity share is computed by dividing the net profit attributable to the equity holders of the Group by the weighted average number of equity shares considered for deriving basic earnings per equity share and also the weighted average number of equity shares that could have been issued upon conversion of all dilutive potential equity shares. The dilutive potential equity shares are adjusted for the proceeds receivable had the equity shares been actually issued at fair value (i.e. the average market value of the outstanding equity shares). Dilutive potential equity shares are deemed converted as at the beginning of the period, unless issued at a later date. Dilutive potential equity shares are determined independently for each period presented.

The number of equity shares and potentially dilutive equity shares are adjusted retrospectively for all periods presented for any share splits and bonus shares issues including for changes effected prior to the approval of the financial statements by the Board of Directors.

2.14 Related party transactions

Refer to note 2.14 "Related party transactions" in the Company’s 2022 Consolidated financial statements under IFRS in Indian rupee for the full names and other details of the Company's subsidiaries and controlled trusts.

Changes in Subsidiaries

During the nine months ended December 31, 2022, the following are the changes in the subsidiaries:

-	Infosys Consulting S.R.L. (Argentina) (formerly a Wholly-owned subsidiary of Infosys Consulting Holding AG) became the majority owned and controlled subsidiary of Infosys Limited with effect from April 1, 2022.

-	On April 20, 2022, Infosys Germany GmbH (formerly Kristall 247. GmbH (“Kristall”)) (a wholly owned subsidiary of Infosys Consulting Pte. Ltd) acquired 100% of voting interests in oddity space GmbH, oddity jungle GmbH, oddity waves GmbH, oddity group services GmbH, oddity code GmbH along with its subsidiary oddity code d.o.o., and oddity GmbH along with its two subsidiaries oddity (Shanghai) Co. Ltd., oddity Limited (Taipei).

-	Panaya GmbH renamed as Infosys Financial Services GmbH.

-	Infosys Arabia Limited, a majority owned and controlled subsidiary of Infosys Limited is under liquidation.

-	Infosys Public Services Canada Inc., a wholly owned subsidiary of Infosys Public Services Inc. was incorporated on July 8, 2022.

-	On September 1, 2022, Infosys Consulting Pte. Ltd. (a Wholly-owned subsidiary of Infosys Limited) acquired 100% of voting interests in BASE life science A/S along with its seven subsidiaries BASE life science AG, BASE life science GmbH, BASE life science Ltd., BASE life science S.A.S., BASE life science S.r.l., Innovisor Inc. and BASE life science Inc.

-	BASE life science SL., a wholly owned subsidiary of BASE life science A/S was incorporated on September 6, 2022.

-	Panaya Germany GmbH, a wholly owned subsidiary of Panaya Inc. was incorporated on December 15,2022.

Change in key management personnel

The following are the changes in the key management personnel:

-	Ravi Kumar S resigned effective October 11, 2022

Transactions with key management personnel

The table below describes the compensation to key management personnel which comprise directors and executive officers:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Salaries and other short term employee benefits to whole-time directors and executive officers(1) (2)	12	33	86	106
Commission and other benefits to non-executive/ independent directors	5	3	12	8
Total	17	36	98	114

(1)	Total employee stock compensation expense for three months ended December 31, 2022 and December 31, 2021, includes a charge of less than a crore and 17 crore respectively, towards key managerial personnel. For the nine months ended December 31, 2022 and December 31, 2021, includes a charge of 41 crore and 51 crore respectively, towards key managerial personnel. (Refer to note 2.11). Stock compensation expense for the three months and nine months ended December 31, 2022 include reversal of expense on account of resignation.

(2)	Does not include post-employment benefit based on actuarial valuation as this is done for the Company as a whole.

2.15 Segment reporting

IFRS 8 Operating Segments establishes standards for the way that public business enterprises report information about operating segments and related disclosures about products and services, geographic areas, and major customers. The Group's operations predominantly relate to providing end-to-end business solutions to enable clients to enhance business performance. The Chief Operating Decision Maker (CODM) evaluates the Group's performance and allocates resources based on an analysis of various performance indicators by business segments. Accordingly, information has been presented along business segments. The accounting principles used in the preparation of the financial statements are consistently applied to record revenue and expenditure in individual segments, and are as set out in the accounting policies.

Business segments of the Group are primarily enterprises in Financial Services and Insurance, enterprises in Manufacturing, enterprises in Retail, Consumer Packaged Goods and Logistics, enterprises in the Energy, Utilities, Resources and Services, enterprises in Communication, Telecom OEM and Media, enterprises in Hi-Tech, enterprises in Life Sciences and Healthcare and all other segments. The Financial services reportable segments has been aggregated to include the Financial Services operating segment and Finacle operating segment because of the similarity of the economic characteristics. All other segments represents the operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services.

Revenue and identifiable operating expenses in relation to segments are categorized based on items that are individually identifiable to that segment. Revenue for 'all other segments' represents revenue generated by Infosys Public services and revenue generated from customers located in India, Japan and China and other enterprises in Public services. Allocated expenses of segments include expenses incurred for rendering services from the Group's offshore software development centers and on-site expenses, which are categorized in relation to the associated efforts of the segment. Certain expenses such as depreciation and amortization, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying assets are used interchangeably. The Management believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as "unallocated" and adjusted against the total income of the Group.

Assets and liabilities used in the Group's business are not identified to any of the reportable segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Business segment revenue information is collated based on individual customers invoiced or in relation to which the revenue is otherwise recognized.

Disclosure of revenue by geographic locations is given in note 2.16 Revenue from operations.

2.15.1 Business segments

Three months ended December 31, 2022 and December 31, 2021

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	11,235	5,480	4,710	4,957	5,099	3,095	2,695	1,047	38,318
	10,023	4,612	3,979	3,740	3,598	2,567	2,383	965	31,867
Identifiable operating expenses	6,549	2,837	2,858	2,594	3,206	1,786	1,580	746	22,156
	5,659	2,234	2,356	2,012	2,341	1,522	1,406	661	18,191
Allocated expenses	2,008	997	810	906	858	496	431	289	6,795
	1,630	748	660	653	624	409	337	232	5,293
Segment Profit	2,678	1,646	1,042	1,457	1,035	813	684	12	9,367
	2,734	1,630	963	1,075	633	636	640	72	8,383
Unallocable expenses									1,125
									899
Operating profit									8,242
									7,484
Other income, net (Refer to note 2.19)									769
									512
Finance Cost									80
									53
Profit before income taxes									8,931
									7,943
Income tax expense									2,345
									2,121
Net profit									6,586
									5,822
Depreciation and amortization									1,125
									899
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

Nine months ended December 31, 2022 and December 31, 2021

(In crore)

Particulars	Financial Services(1)	Retail(2)	Communication(3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	All other segments(5)	Total
Revenue	32,945	15,667	13,675	13,714	13,957	8,878	7,404	3,086	109,326
	28,805	13,118	11,050	10,611	9,520	7,388	6,377	2,496	89,365
Identifiable operating expenses	18,829	8,023	8,488	7,309	9,245	5,225	4,320	2,100	63,539
	16,317	6,333	6,648	5,632	5,766	4,409	3,619	1,715	50,439
Allocated expenses	5,873	2,883	2,386	2,552	2,500	1,444	1,223	794	19,655
	4,752	2,170	1,916	1,866	1,772	1,156	959	690	15,281
Segment Profit	8,243	4,761	2,801	3,853	2,212	2,209	1,861	192	26,132
	7,736	4,615	2,486	3,113	1,982	1,823	1,799	91	23,645
Unallocable expenses									3,104
									2,586
Operating profit									23,028
									21,059
Other income, net (Refer to note 2.19)									2,030
									1,658
Finance Cost									202
									150
Profit before income taxes									24,856
									22,567
Income tax expense									6,882
									6,116
Net profit									17,974
									16,451
Depreciation and amortization									3,104
									2,586
Non-cash expenses other than depreciation and amortization									–
									–

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services

2.15.2 Significant clients

No client individually accounted for more than 10% of the revenues for the three months and nine months ended December 31, 2022 and December 31, 2021, respectively.

2.16 Revenue from Operations

Accounting Policy:

The Group derives revenues primarily from IT services comprising software development and related services, cloud and infrastructure services, maintenance, consulting and package implementation, licensing of software products and platforms across the Group’s core and digital offerings (together called as “software related services”) and business process management services. Contracts with customers are either on a time-and-material, unit of work, fixed-price or on a fixed-timeframe basis.

Revenues from customer contracts are considered for recognition and measurement when the contract has been approved in writing by the parties, to the contract, the parties to contract are committed to perform their respective obligations under the contract, and the contract is legally enforceable. Revenue is recognized upon transfer of control of promised products or services (“performance obligations”) to customers in an amount that reflects the consideration the Group has received or expects to receive in exchange for these products or services (“transaction price”). When there is uncertainty as to collectability, revenue recognition is postponed until such uncertainty is resolved.

The Group assesses the services promised in a contract and identifies distinct performance obligations in the contract. The Group allocates the transaction price to each distinct performance obligation based on the relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In the absence of such evidence, the primary method used to estimate standalone selling price is the expected cost plus a margin, under which the Group estimates the cost of satisfying the performance obligation and then adds an appropriate margin based on similar services.

The Group’s contracts may include variable consideration including rebates, volume discounts and penalties. The Group includes variable consideration as part of transaction price when there is a basis to reasonably estimate the amount of the variable consideration and when it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved.

Revenue on time-and-material and unit of work based contracts, are recognized as the related services are performed. Fixed price maintenance revenue is recognized ratably either on a straight-line basis when services are performed through an indefinite number of repetitive acts over a specified period or ratably using a percentage of completion method when the pattern of benefits from the services rendered to the customer and Group’s costs to fulfil the contract is not even through the period of contract because the services are generally discrete in nature and not repetitive. Revenue from other fixed-price, fixed-timeframe contracts, where the performance obligations are satisfied over time is recognized using the percentage-of-completion method. Efforts or costs expended are used to determine progress towards completion as there is a direct relationship between input and productivity. Progress towards completion is measured as the ratio of costs or efforts incurred to date (representing work performed) to the estimated total costs or efforts. Estimates of transaction price and total costs or efforts are continuously monitored over the term of the contracts and are recognized in net profit in the period when these estimates change or when the estimates are revised. Revenues and the estimated total costs or efforts are subject to revision as the contract progresses. Provisions for estimated losses, if any, on incomplete contracts are recorded in the period in which such losses become probable based on the estimated efforts or costs to complete the contract.

The billing schedules agreed with customers include periodic performance based billing and / or milestone based progress billings. Revenues in excess of billing are classified as unbilled revenue while billing in excess of revenues are classified as contract liabilities (which we refer to as unearned revenues).

In arrangements for software development and related services and maintenance services, by applying the revenue recognition criteria for each distinct performance obligation, the arrangements with customers generally meet the criteria for considering software development and related services as distinct performance obligations. For allocating the transaction price, the Group measures the revenue in respect of each performance obligation of a contract at its relative standalone selling price. The price that is regularly charged for an item when sold separately is the best evidence of its standalone selling price. In cases where the Group is unable to determine the standalone selling price, the Group uses the expected cost plus margin approach in estimating the standalone selling price. For software development and related services, the performance obligations are satisfied as and when the services are rendered since the customer generally obtains control of the work as it progresses.

Certain cloud and infrastructure services contracts include multiple elements which may be subject to other specific accounting guidance, such as leasing guidance. These contracts are accounted in accordance with such specific accounting guidance. In such arrangements where the Group is able to determine that hardware and services are distinct performance obligations, it allocates the consideration to these performance obligations on a relative standalone selling price basis. In the absence of standalone selling price, the Group uses the expected cost-plus margin approach in estimating the standalone selling price. When such arrangements are considered as a single performance obligation, revenue is recognized over the period and measure of progress is determined based on promise in the contract.

Revenue from licenses where the customer obtains a “right to use” the licenses is recognized at the time the license is made available to the customer. Revenue from licenses where the customer obtains a “right to access” is recognized over the access period.

Arrangements to deliver software products generally have three elements: license, implementation and Annual Technical Services (ATS). When implementation services are provided in conjunction with the licensing arrangement and the license and implementation have been identified as two distinct separate performance obligations, the transaction price for such contracts are allocated to each performance obligation of the contract based on their relative standalone selling prices. In the absence of standalone selling price for implementation, the Group uses the expected cost plus margin approach in estimating the standalone selling price. Where the license is required to be substantially customized as part of the implementation service the entire arrangement fee for license and implementation is considered to be a single performance obligation and the revenue is recognized using the percentage-of-completion method as the implementation is performed. Revenue from client training, support and other services arising due to the sale of software products is recognized as the performance obligations are satisfied. ATS revenue is recognized ratably on a straight line basis over the period in which the services are rendered.

Contracts with customers includes subcontractor services or third-party vendor equipment or software in certain integrated services arrangements. In these types of arrangements, revenue from sales of third-party vendor products or services is recorded net of costs when the Group is acting as an agent between the customer and the vendor, and gross when the Group is the principal for the transaction. In doing so, the group first evaluates whether it controls the good or service before it is transferred to the customer. The Group considers whether it has the primary obligation to fulfil the contract, inventory risk, pricing discretion and other factors to determine whether it controls the goods or service and therefore is acting as a principal or an agent.

The incremental costs of obtaining a contract (i.e., costs that would not have been incurred if the contract had not been obtained) are recognized as an asset if the Group expects to recover them.

Certain eligible, nonrecurring costs (e.g. set-up or transition or transformation costs) that do not represent a separate performance obligation are recognized as an asset when such costs (a) relate directly to the contract; (b) generate or enhance resources of the Group that will be used in satisfying the performance obligation in the future; and (c) are expected to be recovered.

Capitalized contract costs relating to upfront payments to customers are amortized to revenue and other capitalized costs are amortized to cost of sales over the respective contract life on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates. Capitalized costs are monitored regularly for impairment. Impairment losses are recorded when present value of projected remaining operating cash flows is not sufficient to recover the carrying amount of the capitalized costs.

The Group presents revenues net of indirect taxes in its Consolidated Statement of Comprehensive Income.

Revenues for the three months and nine months ended December 31, 2022 and December 31, 2021 is as follows:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Revenue from software services	35,870	29,766	102,375	83,425
Revenue from products and platforms	2,448	2,101	6,951	5,940
Total revenue from operations	38,318	31,867	109,326	89,365

Disaggregated revenue information

The table below presents disaggregated revenues from contracts with customers by geography and offerings for each of our business segments. The group believes that this disaggregation best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other economic factors.

Three months ended December 31, 2022 and December 31, 2021

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	7,219	3,844	2,887	2,712	1,940	2,892	1,975	287	23,756
	6,310	3,136	2,301	1,951	1,646	2,389	1,725	237	19,695
Europe	1,882	1,341	976	1,845	2,994	68	684	105	9,895
	1,724	1,224	973	1,477	1,794	59	627	58	7,936
India	452	19	43	68	26	116	7	196	927
	491	24	48	36	18	104	6	228	955
Rest of the world	1,682	276	804	332	139	19	29	459	3,740
	1,498	228	657	276	140	15	25	442	3,281
Total	11,235	5,480	4,710	4,957	5,099	3,095	2,695	1,047	38,318
	10,023	4,612	3,979	3,740	3,598	2,567	2,383	965	31,867
Revenue by offerings
Digital	6,223	3,615	3,150	3,148	3,773	1,984	1,679	531	24,103
	5,264	2,895	2,437	2,211	2,440	1,503	1,457	444	18,651
Core	5,012	1,865	1,560	1,809	1,326	1,111	1,016	516	14,215
	4,759	1,717	1,542	1,529	1,158	1,064	926	521	13,216
Total	11,235	5,480	4,710	4,957	5,099	3,095	2,695	1,047	38,318
	10,023	4,612	3,979	3,740	3,598	2,567	2,383	965	31,867

Nine months ended December 31, 2022 and December 31, 2021

(In crore)

Particulars	Financial Services (1)	Retail(2)	Communication (3)	Energy, Utilities, Resources and Services	Manufacturing	Hi Tech	Life Sciences(4)	Others (5)	Total
Revenues by Geography*
North America	21,139	10,901	8,324	7,299	5,668	8,288	5,446	816	67,881
	17,979	8,862	6,080	5,481	4,654	6,885	4,598	694	55,233
Europe	5,525	3,874	2,829	5,216	7,881	204	1,834	224	27,587
	5,050	3,524	2,666	4,204	4,554	165	1,672	166	22,001
India	1,416	55	127	163	62	334	20	703	2,880
	1,362	73	264	103	51	296	21	375	2,545
Rest of the world	4,865	837	2,395	1,036	346	52	104	1,343	10,978
	4,414	659	2,040	823	261	42	86	1,261	9,586
Total	32,945	15,667	13,675	13,714	13,957	8,878	7,404	3,086	109,326
	28,805	13,118	11,050	10,611	9,520	7,388	6,377	2,496	89,365
Revenue by offerings
Digital	18,142	10,217	9,120	8,536	10,046	5,595	4,601	1,471	67,728
	15,060	7,934	6,588	6,095	5,732	4,228	3,657	1,009	50,303
Core	14,803	5,450	4,555	5,178	3,911	3,283	2,803	1,615	41,598
	13,745	5,184	4,462	4,516	3,788	3,160	2,720	1,487	39,062
Total	32,945	15,667	13,675	13,714	13,957	8,878	7,404	3,086	109,326
	28,805	13,118	11,050	10,611	9,520	7,388	6,377	2,496	89,365

(1)	Financial Services include enterprises in Financial Services and Insurance
(2)	Retail includes enterprises in Retail, Consumer Packaged Goods and Logistics
(3)	Communication includes enterprises in Communication, Telecom OEM and Media
(4)	Life Sciences includes enterprises in Life sciences and Health care
(5)	Others include operating segments of businesses in India, Japan, China, Infosys Public Services & other enterprises in Public Services
*	Geographical revenues is based on the domicile of customer.

Digital Services

Digital Services comprise of service and solution offerings of the Group that enable our clients to transform their businesses. These include offerings that enhance customer experience, leverage AI-based analytics and big data, engineer digital products and IoT, modernize legacy technology systems, migrate to cloud applications and implement advanced cyber security systems.

Core Services

Core Services comprise traditional offerings of the Group that have scaled and industrialized over a number of years. These primarily include application management services, proprietary application development services, independent validation solutions, product engineering and management, infrastructure management services, traditional enterprise application implementation, support and integration services.

Products & platforms

The Group derives revenues from the sale of products and platforms including Finacle – core banking solution, Edge Suite of products, Panaya platform, Infosys Equinox, Infosys Applied AI, Stater digital platform and Infosys McCamish – insurance platform.

Trade Receivables and Contract Balances

The timing of revenue recognition, billings and cash collections results in Receivables, Unbilled Revenue, and Unearned Revenue on the Group’s Consolidated Balance Sheet. Amounts are billed as work progresses in accordance with agreed-upon contractual terms, either at periodic intervals (e.g., monthly or quarterly) or upon achievement of contractual milestones.

The Group’s Receivables are rights to consideration that are unconditional. Unbilled revenues comprising revenues in excess of billings from time and material contracts and fixed price maintenance contracts are classified as financial asset when the right to consideration is unconditional and is due only after a passage of time.

Invoicing to the clients for other fixed price contracts is based on milestones as defined in the contract and therefore the timing of revenue recognition is different from the timing of invoicing to the customers. Therefore unbilled revenues for other fixed price contracts (contract asset) are classified as non-financial asset because the right to consideration is dependent on completion of contractual milestones.

Invoicing in excess of earnings are classified as unearned revenue.

Trade receivables and unbilled revenues are presented net of impairment in the consolidated statement of financial position.

2.17 Unbilled Revenue

(In crore)

Particulars	As at
	December 31, 2022	March 31, 2022
Unbilled financial asset (1)	8,193	6,354
Unbilled non financial asset (2)	6,654	6,155
Total	14,847	12,509

(1)	Right to consideration is unconditional and is due only after a passage of time.
(2)	Right to consideration is dependent on completion of contractual milestones.

2.18 Equity

Accounting policy

Ordinary Shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares, share options and buyback are recognized as a deduction from equity, net of any tax effects.

Treasury Shares

When any entity within the Group purchases the company's ordinary shares, the consideration paid including any directly attributable incremental cost is presented as a deduction from total equity, until they are cancelled, sold or reissued. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to/ from Share premium.

Description of reserves

Retained earnings

Retained earnings represent the amount of accumulated earnings of the Group.

Share premium

The amount received in excess of the par value has been classified as share premium. Additionally, share-based compensation recognized in net profit in the condensed consolidated statement of comprehensive income is credited to share premium. Amounts have been utilized for bonus issue and share buyback from share premium account.

Special Economic Zone Re-investment reserve

The Special Economic Zone Re-investment reserve has been created out of the profit of the eligible SEZ unit in terms of the provisions of Sec 10AA (1)(ii) of Income Tax Act, 1961. The reserve should be utilized by the Company for acquiring new plant and machinery for the purpose of its business in terms of the provisions of the Sec 10AA (2) of the Income Tax Act, 1961.

Capital Redemption Reserve

In accordance with section 69 of the Indian Companies Act, 2013, the Company creates capital redemption reserve equal to the nominal value of the shares bought back as an appropriation from general reserve.

Other components of equity

Other components of equity include currency translation, re-measurement of net defined benefit liability/asset, fair value changes of equity instruments fair valued through other comprehensive income, changes on fair valuation of investments, net of taxes.

Cash flow hedge reserve

When a derivative is designated as a cash flow hedging instrument, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and accumulated in the cash flow hedging reserve. The cumulative gain or loss previously recognized in the cash flow hedging reserve is transferred to the net profit in the condensed consolidated Statement of Comprehensive Income upon the occurrence of the related forecasted transaction.

2.18.1 Dividend

The final dividend on shares is recorded as a liability on the date of approval by the shareholders and interim dividends are recorded as a liability on the date of declaration by the Company's Board of Directors. Income tax consequences of dividends on financial instruments classified as equity will be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits.

The Company declares and pays dividends in Indian rupees. Companies are required to pay / distribute dividend after deducting applicable taxes. The remittance of dividends outside India is governed by Indian law on foreign exchange and is also subject to withholding tax at applicable rates.

Amount of per share dividend recognized as distribution to equity shareholders:-

(In )

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Final dividend for fiscal 2021	–	–	–	15.00
Interim dividend for fiscal 2022	–	15.00	–	15.00
Final dividend for fiscal 2022	–	–	16.00	–
Interim dividend for fiscal 2023	16.50	–	16.50	–

The Board of Directors in their meeting held on April 13, 2022 recommended a final dividend of 16/- per equity share for the financial year ended March 31, 2022. The same was approved by the shareholders in the Annual General Meeting (AGM) of the Company held on June 25, 2022 which resulted in a net cash outflow of 6,711 crore (excluding dividend paid on treasury shares).

The Board of Directors in their meeting held on October 13, 2022 declared an interim dividend of 16.50/- per equity share which resulted in a net cash outflow of 6,921 crore, excluding dividend paid on treasury shares.

2.18.2 Capital allocation policy

Effective fiscal 2020, the company expects to return approximately 85% of the free cash flow cumulatively over a 5-year period through a combination of semi-annual dividends and/or share buyback and/or special dividends, subject to applicable laws and requisite approvals, if any. Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS. Dividend and buyback include applicable taxes.

Update on buyback announced in October 2022:

In line with the capital allocation policy, the Board, at its meeting held on October 13, 2022, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,300 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,850 per share (Maximum Buyback Price), subject to shareholders' approval by way of Postal Ballot.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors by way of e-voting on the postal ballot, the results of which were declared on December 3, 2022. At the Maximum buyback price of 1,850/- per equity share and the Maximum buyback size of 9,300 crore the indicative maximum number of equity shares bought back would be 50,270,270 Equity Shares (Maximum buyback shares) comprising approximately 1.19% of the paid-up equity share capital of the Company as of September 30, 2022 and as on December 5, 2022, the date of the Public Announcement for the buyback (on a standalone basis).

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The Company will fund the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.The buyback of equity shares through the stock exchange commenced on December 7, 2022 and is expected to be completed on or before June 6, 2023. During the quarter ended December 31, 2022, 25,164,000 equity shares were purchased from the stock exchange which includes 3,170,000 shares which have been purchased but have not been settled and therefore not extinguished as of December 31, 2022. In accordance with section 69 of the Companies Act, 2013, during the quarter ended December 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 11 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

Buyback completed in September 2021

In line with the capital allocation policy, the Board, at its meeting held on April 14, 2021, approved the buyback of equity shares, from the open market route through the Indian stock exchanges, amounting to 9,200 crore (Maximum Buyback Size, excluding buyback tax) at a price not exceeding 1,750 per share (Maximum Buyback Price), subject to shareholders' approval in the ensuing Annual General Meeting.

The shareholders approved the proposal of buyback of Equity Shares recommended by its Board of Directors in the Annual General meeting held on June 19, 2021.

The buyback was offered to all eligible equity shareholders of the Company (other than the Promoters, the Promoter Group and Persons in Control of the Company) under the open market route through the stock exchange. The buyback of equity shares through the stock exchange commenced on June 25, 2021 and was completed on September 8, 2021. During this buyback period, the Company had purchased and extinguished a total of 55,807,337 equity shares from the stock exchange at a volume weighted average buy back price of 1,648.53/- per equity share comprising 1.31% of the pre buyback paid-up equity share capital of the Company. The buyback resulted in a cash outflow of 9,200 crore (excluding transaction costs and tax on buyback). The Company funded the buyback from its free reserves including Securities Premium as explained in Section 68 of the Companies Act, 2013.

In accordance with section 69 of the Companies Act, 2013, as at March 31, 2022, the Company has created ‘Capital Redemption Reserve’ of 28 crore equal to the nominal value of the shares bought back as an appropriation from general reserve.

The Company’s objective when managing capital is to safeguard its ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may adjust the amount of dividend payment, return capital to shareholders, issue new shares or buy back issued shares. As of December 31, 2022, the Company has only one class of equity shares and has no debt. Consequent to the above capital structure there are no externally imposed capital requirements.

2.18.3 Share capital and share premium

The Company has only one class of shares referred to as equity shares having a par value of 5/- each. 12,568,222 shares and 13,725,712 shares were held by controlled trust, as at December 31, 2022 and March 31, 2022, respectively.

2.19 Break-up of expenses and other income, net

a. Accounting policy

Gratuity and Pensions

The Group provides for gratuity, a defined benefit retirement plan ('the Gratuity Plan') covering eligible employees majorly of Infosys and its Indian subsidiaries. The Gratuity Plan provides a lump-sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee's salary and the tenure of employment with the Group. The Company contributes Gratuity liabilities to the Infosys Limited Employees' Gratuity Fund Trust (the Trust). In case of Infosys BPM and EdgeVerve, contributions are made to the Infosys BPM Employees' Gratuity Fund Trust and EdgeVerve Systems Limited Employees' Gratuity Fund Trust, respectively. Trustees administer contributions made to the Trusts and contributions are invested in a scheme with the Life Insurance Corporation of India as permitted by Indian law.

The Group operates defined benefit pension plan in certain overseas jurisdictions, in accordance with the local laws. These plans are managed by third party fund managers. The plans provide for periodic payouts after retirement and/or for a lumpsum payment as set out in rules of each fund and includes death and disability benefits.

Liabilities with regard to these defined benefit plans are determined by actuarial valuation, performed by an external actuary, at each Balance Sheet date using the projected unit credit method. These defined benefit plans expose the Group to actuarial risks, such as longevity risk, currency risk, interest rate risk and market risk.

The Group recognizes the net obligation of a defined benefit plan in its Balance Sheet as an asset or liability. Gains and losses through re-measurements of the net defined benefit liability / (asset) are recognized in other comprehensive income and are not reclassified to profit or loss in subsequent periods. The actual return of the portfolio of plan assets, in excess of the yields computed by applying the discount rate used to measure the defined benefit obligation is recognized in other comprehensive income. The effect of any plan amendments is recognized in net profit in the condensed Consolidated Statement of Comprehensive Income.

Provident fund

Eligible employees of Infosys receive benefits from a provident fund, which is a defined benefit plan. Both the eligible employee and the Company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee's salary. The Company contributes a portion to the Infosys Limited Employees' Provident Fund Trust. The trust invests in specific designated instruments as permitted by Indian law. The remaining portion is contributed to the government administered pension fund. The rate at which the annual interest is payable to the beneficiaries by the trust is being administered by the Government of India. The Company has an obligation to make good the shortfall, if any, between the return from the investments of the trust and the notified interest rate.

In respect of Indian subsidiaries, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the eligible employee and the respective companies make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee's salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. The Companies have no further obligation to the plan beyond its monthly contributions.

Superannuation

Certain employees of Infosys and its Indian subsidiaries are participants in a defined contribution plan. The Group has no further obligations to the plan beyond its monthly contributions which are periodically contributed to a trust fund, the corpus of which is invested with the Life Insurance Corporation of India.

Compensated absences

The Group has a policy on compensated absences which are both accumulating and non-accumulating in nature. The expected cost of accumulating compensated absences is determined by actuarial valuation performed by an independent actuary at each Balance Sheet date using projected unit credit method on the additional amount expected to be paid/availed as a result of the unused entitlement that has accumulated at the Balance Sheet date. Expense on non-accumulating compensated absences is recognized in the period in which the absences occur.

The Code on Social Security, 2020 (‘Code’) relating to employee benefits during employment and post-employment benefits received Presidential assent in September 2020. The Code has been published in the Gazette of India. However, the date on which the entire Code will come into effect has not been notified. The Company will assess the impact of the Code when it comes into effect in entirety and will record any related impact in the period the Code becomes effective.

Other income, net

Other income is comprised primarily of interest income, dividend income, gain/loss on investment and exchange gain/loss on forward and options contracts and on translation of foreign currency assets and liabilities. Interest income is recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

Foreign currency

Functional currency

The functional currency of Infosys, Infosys BPM, EdgeVerve and Skava and controlled trusts is the Indian rupee. The functional currencies for foreign subsidiaries are their respective local currencies. These financial statements are presented in Indian rupees (rounded off to crore; one crore equals ten million).

Transactions and translations

Foreign currency denominated monetary assets and liabilities are translated into the relevant functional currency at exchange rates in effect at the Balance Sheet date. The gains or losses resulting from such translations are recognized in the condensed Consolidated Statement of Comprehensive Income and reported within exchange gains/ (losses) on translation of assets and liabilities, net, except when deferred in Other Comprehensive Income as qualifying cash flow hedges. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at fair value are translated at the exchange rate prevalent at the date when the fair value was determined. Non-monetary assets and non-monetary liabilities denominated in a foreign currency and measured at historical cost are translated at the exchange rate prevalent at the date of transaction. The related revenue and expense are recognized using the same exchange rate.

Transaction gains or losses realized upon settlement of foreign currency transactions are included in determining net profit for the period in which the transaction is settled. Revenue, expense and cash-flow items denominated in foreign currencies are translated into the relevant functional currencies using the exchange rate in effect on the date of the transaction.

The translation of financial statements of the foreign subsidiaries to the presentation currency is performed for assets and liabilities using the exchange rate in effect at the Balance Sheet date and for revenue, expense and cash-flow items using the average exchange rate for the respective periods. The gains or losses resulting from such translation are included in currency translation reserves under other components of equity. When a subsidiary is disposed off, in full, the relevant amount is transferred to net profit in the statement of comprehensive income. However when a change in the parent's ownership does not result in loss of control of a subsidiary, such changes are recorded through equity.

Other Comprehensive Income, net of taxes includes translation differences on non-monetary financial assets measured at fair value at the reporting date, such as equities classified as financial instruments and measured at fair value through other comprehensive income (FVOCI).

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the exchange rate in effect at the Balance Sheet date.

Government grants

The Group recognizes government grants only when there is reasonable assurance that the conditions attached to them will be complied with, and the grants will be received. Government grants related to assets are treated as deferred income and are recognized in the net profit in the statement of comprehensive income on a systematic and rational basis over the useful life of the asset. Government grants related to revenue are recognized on a systematic basis in the statement of comprehensive income over the periods necessary to match them with the related costs which they are intended to compensate.

Operating Profits

Operating profit of the Group is computed considering the revenues, net of cost of sales, selling and marketing expenses and administrative expenses.

b. The table below provides details of break-up of expenses:

Cost of sales

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Employee benefit costs	18,383	14,706	52,649	42,452
Depreciation and amortization	1,125	899	3,104	2,586
Travelling costs	257	181	776	440
Cost of technical sub-contractors	3,343	3,511	10,944	9,019
Cost of software packages for own use	495	273	1,357	951
Third party items bought for service delivery to clients	2,567	1,560	6,575	3,533
Short-term leases (Refer to note 2.8)	10	5	25	17
Consultancy and professional charges	32	51	96	105
Communication costs	86	77	271	226
Repairs and maintenance	107	101	310	282
Provision for post-sales client support	130	40	200	75
Others	26	11	35	40
Total	26,561	21,415	76,342	59,726

Selling and marketing expenses

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Employee benefit costs	1,264	1,079	3,570	3,209
Travelling costs	64	19	200	37
Branding and marketing	226	144	633	359
Short-term leases (Refer to note 2.8)	–	1	3	3
Communication costs	3	2	10	7
Consultancy and professional charges	30	53	89	134
Others	24	27	86	60
Total	1,611	1,325	4,591	3,809

Administrative expenses

   (In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Employee benefit costs	625	570	1,829	1,667
Consultancy and professional charges	339	416	1,111	1,125
Repairs and maintenance	243	198	677	614
Power and fuel	47	36	129	100
Communication costs	94	68	261	208
Travelling costs	39	21	123	41
Impairment loss recognized/(reversed) under expected credit loss model	106	54	197	141
Rates and taxes	74	52	220	180
Insurance charges	43	44	129	118
Short-term leases (Refer to note 2.8)	17	8	40	26
Commission to non-whole time directors	4	3	11	8
Contribution towards Corporate Social Responsibility	146	88	320	348
Others	127	85	318	195
Total	1,904	1,643	5,365	4,771

Other income consists of the following:

(In crore)

Particulars	Three months ended December 31,		Nine months ended December 31,
	2022	2021	2022	2021
Interest income on financial assets carried at amortized cost	212	203	664	775
Interest income on financial assets carried at fair value through other comprehensive income	241	140	724	453
Gain/(loss) on investments carried at fair value through profit or loss	46	35	87	100
Gain/(loss) on investments carried at fair value through other comprehensive income	–	1	1	1
Exchange gains / (losses) on forward and options contracts	(363)	118	(789)	174
Exchange gains / (losses) on translation of other assets and liabilities	552	(59)	1,153	(12)
Others	81	74	190	167
Total	769	512	2,030	1,658

for and on behalf of the Board of Directors of Infosys Limited

Nandan M. Nilekani Chairman	Salil Parekh Chief Executive Officer and Managing Director	D. Sundaram Director

Nilanjan Roy Chief Financial Officer	Jayesh Sanghrajka Executive Vice President and Deputy Chief Financial Officer	A.G.S. Manikantha Company Secretary

Bengaluru January 12, 2023